There's Something That's Building Along With Us.

Boykin Lodging Company (NYSE:BOY) is a real estate investment trust that focuses on the ownership of full-service, upscale commercial and resort hotels. Boykin currently owns interests in 28 hotels containing a total of 8,288 rooms located in 18 states, and operating under such internationally known brands as Doubletree®, Marriott®, Hilton®, Radisson®, Embassy Suites®, and Courtyard by Marriott®, among others.

Financial Highlights

(dollar amounts in thousands, except per share data)

	Year Ended December 31, 2003	Year Ended December 31, 2002
Total revenues	$ 269,162	$ 245,509
Net loss attributable to common shareholders	$ (8,177)	$ (1,480)
Net loss attributable to common shareholders per diluted share	$ (0.47)	$ (0.09)
Weighted average number of diluted common shares outstanding	17,469,652	17,382,759
Funds from operations attributable to common shareholders (FFO)	$ 18,275	$ 25,391
FFO per diluted common share	$ 1.05	$ 1.46
Common share dividends declared	$ 3,174	$ 6,297
Dividends declared per common share	$ 0.18	$ 0.36
Preferred share dividends declared	$ 4,751	$ 1,109
Dividends declared per preferred share	$ 26.25	$ 6.125
Total assets	$ 591,292	$ 575,531
Total shareholders' equity	$ 231,541	$ 240,291

Quarterly Market Prices and Common Share Distribution Information

	Price Range		Cash Distributions
	High	Low	Declared Per Share
Year Ended December 31, 2003:			
First Quarter	$ 9.42	$6.65	$0.18
Second Quarter	$ 8.58	$7.03	$ —
Third Quarter	$ 8.47	$7.44	$ —
Fourth Quarter	$ 9.53	$7.82	$ —
Year Ended December 31, 2002:			
First Quarter	$ 9.65	$7.95	$ —
Second Quarter	$10.93	$8.87	$ —
Third Quarter	$10.66	$7.00	$0.18
Fourth Quarter	$ 9.74	$7.40	$0.18



SOMETHING

POWERFU

IS ABOUT TO HAPPEN

U CAN FEEL IT IN THE AIR

YOU CAN

TOUCH THE

CITEMENT


THE
ANT

ATMOSPHERE IS

ALIVE

WITH OPTIMISTIC

ICIPATION



BECAUSE

All The Pieces, All The Plans Are In Place

Open...

Occurs...






We Are Ready.





eady for expanding condo hotel revenue from Captiva Villas and White Sand Villas at Ft. Myers Beach.




fuse

repared to please the many repeat customers at Hotel 71, a major metropolitan property
with its world-class restaurant, Fuse, right in the heart of Chicago.





…sitioned perfectly in the upscale resort market with our strategic acquisitions such … the Radisson on Florida's exclusive Marco Island.







We're set for big things in French Lick, Indiana, soon to be the destination of a million riverboat casino visitors a year.





Our ancillary conference centers in Omaha, Berkeley and Portland are vibrant new business venues.











No Doubt About It, All The Pieces, All The Plans Are In Place.

That's because we've stayed focused on our key growth strategies: acquiring hotels at resort locations and major metropolitan areas, implementing our conference center initiative, expanding our condo hotel business, and investing in significant capital improvements. These are the strategies we believe will best benefit our shareholders in the long run.



Robert W. Boykin,
Chairman of the Board and Chief Executive Officer



Richard C. Conti,
President and Chief Operating Officer



Shereen P. Jones,
Executive Vice President, Chief Financial and Investment Officer

Letter to Shareholders

Things are starting to change as the economy begins to recover. There's a new energy and confidence in the air. People are starting to travel again and spend money on leisure. No doubt – a brighter future for all of us is right around the corner. And because that future belongs to those who have prepared for it, we're ready for tomorrow like never before.

Overall, the uncertain, fragile economy made 2003 another difficult year for the lodging industry. But there are unmistakable signs that things are picking up. Business is improving, travel is increasing; the hope for a better 2004 is quite realistic. This is exceptionally good news for us because we have been actively improving our portfolio and carefully positioning ourselves for this inevitable rebound.

In 2003, we continued to have great success with our three key business objectives – expanding our presence in resort and major metropolitan markets, expanding our hotel condominium business and rolling out our ancillary conference centers. We have been upgrading our portfolio and expanding our business activities because we are convinced this focus will best benefit you, our shareholders, in the long run.

We increased our resort presence by acquiring the Marco Island Radisson Suite Beach Resort, located directly on the Gulf of Mexico on Marco Island, Florida. This attractive destination resort is one of only four upscale, full service beachfront hotels on Marco Island, which is located just south of Naples. The resort, which we purchased for $27.25 million, comprises 233 one- and two-bedroom deluxe suites, all with screened lanais and views of the Gulf. A profitable hotel already, the resort is ideally suited for a condominium hotel conversion, and the Marco Island condominium market is exceptionally strong.

We continue to refine our portfolio by divesting non-core assets – we sold five hotels in 2003 for total proceeds of $30 million and already this year we received $22 million for another property. The market for hotel acquisitions has become more heated, so we expect to speed up the pace of non-core asset dispositions, providing us with capital to further reduce debt and to acquire new properties, in keeping with our resort and major market focus.

Success in our hotel condominium business has continued; in March 2004, we held the grand opening of the White Sand Villas hotel condominium, the new 92-unit tower at the Pink Shell Beach Resort and Spa in Ft. Myers Beach, Florida. The White Sand building is the heart of the new Pink Shell – with its unique design features and amenities, it is setting a new standard for a first-class, family-friendly resort on Ft. Myers Beach. All units were pre-sold and we have now closed the sales of nearly all the units.

The final phase of the redevelopment of the Pink Shell will be the new Captiva Villas building. This 43-unit building will feature all one-bedroom units with direct beach views and large screened lanais. Although we have just begun marketing, preliminary interest has been extremely strong. In order to make way for the new building, the existing Useppa and Captiva buildings will be razed.

Our development of ancillary conference centers has progressed according to plan. The growing need for state-of-the-art meeting space, with features such as premium lighting, stringent sound requirements, high-speed internet access for all attendees, and amenities including permanent break stations, concierge services and business centers, will continue to fuel demand for the meeting space, rooms and food and beverage packages. Centers located at the Doubletree Berkeley and Doubletree Omaha opened in 2003, and Doubletree Portland Lloyd Center will open during the first half of 2004. The center in Omaha was a success from the start. For example, the opening of the center enabled the property to attract business from a new client – a large Omaha-based Fortune 500 company – which had never used the property before. By the end of the first meeting, the company booked three additional meetings for 2003 and four for 2004. At the Doubletree Berkeley, a top international biotech company which previously could not use the hotel's meeting space, is now holding biweekly meetings in addition to booking room nights since the opening of our ancillary conference center. Repeat client business is a key success factor for the conference center business – keep the clients happy and they'll return time and again.

The Doubletree Berkeley had a successful launch of its ancillary conference center, but the continuing renovation of the property had a significant negative impact on the property's performance. The renovation is scheduled to be completed mid-year – and the newly-renovated property, along with its exceptional conference facilities, will be poised for rebound as the economy heats up.

We are also excited about the prospect of gaming coming to Orange County, Indiana, home of our French Lick Springs Resort and Spa. After multiple years of grass roots efforts to convince the Indiana legislature to approve a casino license for Orange County, it was approved by the state in April of 2003 and the voters of Orange County approved a referendum authorizing the casino last November. Studies indicate that a casino could bring as many as 1.2 million additional visitors to the area each year, which should in turn spur demand for hotel rooms. In addition, the increased visitor traffic will provide development opportunities for some of the 2,600 acres we own surrounding the resort in French Lick. Currently, the Indiana Gaming Commission is soliciting proposals from the prospective casino operators – and a casino could be open as early as the end of 2005.

It may have been a tough year for the lodging industry, but our momentum is building. The economy cannot be held back and we are poised and ready for its inevitable recovery. We've bolstered our strengths, made an exciting acquisition, completed many projects and started new ones. We're enthusiastic about what the next few years will bring because tomorrow does belong to those who have prepared for it.

Tomorrow belongs to us.

Robert W. Boykin
Chairman of the Board and Chief Executive Officer

Financial Index

Selected Historical Operating and Financial Data

(amounts in thousands, except for per share data)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Operating Data:					
Hotel and lease revenue	$232,279	$236,794	$ 72,781	$ 86,079	$ 78,401
Revenues from condominium development and unit sales	36,883	8,715	—	—	—
Total revenues	269,162	245,509	72,781	86,079	78,401
Property taxes, insurance, hotel operations, general and other	199,199	189,610	21,731	21,174	15,340
Cost of condominium development and unit sales	24,645	6,474	—	—	—
Real estate related depreciation and amortization	31,090	28,318	26,714	27,813	26,690
Impairment of real estate	2,800	—	17,898	3,600	—
Costs associated with termination of leases	—	—	15,000	—	—
Gain on property insurance recovery	—	—	—	(407)	—
Operating income (loss)	11,428	21,107	(8,562)	33,899	36,371
Other income	392	966	869	624	492
Interest income	226	357	409	531	365
Interest expense	(16,089)	(19,296)	(20,805)	(23,546)	(19,534)
Amortization of deferred financing costs	(1,927)	(2,125)	(1,149)	(1,166)	(738)
Minority interests in (earnings) loss of joint ventures and operating partnership	3,107	533	2,702	(1,003)	(1,406)
Equity in income (loss) of unconsolidated joint ventures	(870)	(2,040)	589	68	23
Income (loss) before gain (loss) on sale/disposal of assets, discontinued operations and cumulative effect of change in accounting principle	(3,733)	(498)	(25,947)	9,407	15,573
Gain (loss) on sale/disposal of assets	1,504	(18)	240	—	—
Income (loss) before discontinued operations cumulative effect of change in accounting principle	(2,229)	(516)	(25,707)	9,407	15,573
Discontinued operations, net of minority interest	(1,197)	145	(3,490)	(1,677)	2,549
Income (loss) before cumulative effect of change in accounting principle	(3,426)	(371)	(29,197)	7,730	18,122
Cumulative effect of change in accounting principle, net of minority interest	—	—	(373)	—	—
Net income (loss)	(3,426)	(371)	(29,570)	7,730	18,122
Preferred dividends	(4,751)	(1,109)	—	—	—
Net income (loss) attributable to common shareholders	$ (8,177)	$ (1,480)	$ (29,570)	$ 7,730	$ 18,122
Earnings Per Share:					
Net income (loss) attributable to common shareholders before discontinuing operations and cumulative effect of change in accounting principle:					
Basic	$ (0.40)	$ (0.09)	$ (1.50)	$ 0.55	$ 0.91
Diluted	$ (0.40)	$ (0.09)	$ (1.50)	$ 0.54	$ 0.91
Discontinued operations:					
Basic	$ (0.07)	$ 0.01	$ (0.20)	$ (0.10)	$ 0.15
Diluted	$ (0.07)	$ 0.01	$ (0.20)	$ (0.10)	$ 0.15
Net income (loss) attributable to common shareholders before cumulative effect of change in accounting principle:					
Basic	$ (0.47)	$ (0.09)	$ (1.70)	$ 0.45	$ 1.06
Diluted	$ (0.47)	$ (0.09)	$ (1.70)	$ 0.45	$ 1.06
Net income (loss) attributable to common shareholders:					
Basic	$ (0.47)	$ (0.09)	$ (1.72)	$ 0.45	$ 1.06
Diluted	$ (0.47)	$ (0.09)	$ (1.72)	$ 0.45	$ 1.06
Weighted average number of common shares outstanding:					
Basic	17,336	17,248	17,176	17,137	17,063
Diluted	17,470	17,383	17,281	17,305	17,127
Historical Balance Sheet Data:					
Investment in hotel properties, net	$490,725	$463,442	$491,302	$529,432	$543,914
Assets of discontinued operations, net	—	29,433	29,679	36,364	41,480
Total assets	591,292	575,531	559,218	600,593	606,103
Total debt	298,889	257,952	302,096	294,566	282,314
Liabilities of discontinued operations	—	18,863	17,189	17,281	12,229
Minority interest	12,672	16,621	18,351	16,750	18,263
Shareholders' equity	231,541	240,291	202,646	253,266	273,730

Selected Historical Operating and Financial Data

(amounts in thousands)

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Other Data:					
Funds from operations attributable to common shareholders (FFO)[a][c]	$ 18,275	$ 25,391	$ (2,635)	$ 35,712	$ 44,799
Earnings before interest, taxes, depreciation and amortization (EBITDA)[b][c]	$ 45,629	$ 54,099	$ 27,741	$ 69,237	$ 69,785
Net cash provided by operating activities	$ 2,173	$ 39,188	$ 34,043	$ 43,400	$ 51,795
Net cash used in investing activities	$(23,783)	$(11,985)	$(14,798)	$(23,109)	$(26,480)
Net cash provided by (used in) financing activities	$ 10,170	$ (5,360)	$(19,810)	$(20,087)	$(26,987)
Cash dividends declared – common shares	$ 3,174	$ 6,297	$ 19,030	$ 28,889	$ 32,260
Weighted average number of common shares and units outstanding:					
Basic	20,055	19,966	18,467	18,428	18,354
Diluted	20,188	20,101	18,572	18,596	18,418

(a) The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in April 2002 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of properties, plus real estate related depreciation and amortization, and after comparable adjustments for our portion of these items related to unconsolidated entities and joint ventures. We believe that FFO is helpful as a measure of the performance of an equity REIT because it provides investors and management with another indication of the Company's performance prior to deduction of real estate related depreciation and amortization.

We compute FFO in accordance with our interpretation of standards established by NAREIT which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently than us. FFO does not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to GAAP net income as an indication of our financial performance or to cash flow from operating activities as determined by GAAP as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

We have made revisions to our calculation of FFO as a result of new Securities and Exchange Commission guidance regarding the reporting of non-GAAP financial information. Historically, we reversed the impact of impairment on real estate and costs associated with the termination of leases. Effective in 2003 and forward, this adjustment will no longer be made and any prior period amounts disclosed will have been recalculated using our new method.

The following is a reconciliation between net income (loss) and FFO (in thousands):

	2003	2002	2001	2000	1999
Net income (loss)	$(3,426)	$ (371)	$(29,570)	$ 7,730	$18,122
Minority interest	(3,319)	(507)	(2,999)	1,003	1,625
Real estate related depreciation and amortization	31,090	28,318	26,714	27,813	26,690
Real estate related depreciation and amortization included in discontinued operations	627	1,856	1,760	2,561	2,188
(Gain) loss on sale/disposal of assets	(2,274)	18	(240)	–	–
Cumulative effect of change in accounting principle	–	–	373	–	–
Gain on property insurance recovery	–	–	–	(407)	–
Equity in (income) loss of unconsolidated joint ventures	870	2,040	(589)	(68)	(23)
FFO adjustment related to joint ventures	2,324	(852)	1,718	(229)	(413)
Preferred dividends declared	(4,751)	(1,109)	–	–	–
Funds from operations after preferred dividends	21,141	29,393	(2,833)	38,403	48,189
Less: Funds from operations related to minority interest	2,866	4,002	(198)	2,691	3,390
Funds from operations attributable to common shareholders	$18,275	$25,391	$ (2,635)	$35,712	$44,799

(b) We believe that EBITDA is helpful to investors and management as a measure of the performance of the Company because it provides an indication of the operating performance of the properties within the portfolio and is not impacted by the capital structure of the REIT.

We have made revisions to our calculation of EBITDA as a result of new Securities and Exchange Commission guidance regarding the reporting of non-GAAP financial information. Historically, we reversed the impact of impairment on real estate and costs associated with the termination of leases. Effective in 2003 and forward, this adjustment will no longer be made and any prior period amounts disclosed will have been recalculated using our new method.

The following is a reconciliation between operating income (loss) and EBITDA (in thousands):

	2003	2002	2001	2000	1999
Operating income (loss)	$11,428	$21,107	$(8,562)	$33,899	$36,371
Other income	392	966	869	624	492
Interest income	226	357	409	531	365
Real estate related depreciation and amortization	31,090	28,318	26,714	27,813	26,690
EBITDA attributable to discontinued operations	(1,232)	2,799	5,242	5,707	6,092
Company's share of EBITDA of unconsolidated joint ventures	2,667	724	2,784	1,428	317
EBITDA attributable to joint venture minority interest	1,058	(172)	285	(765)	(542)
EBITDA	$45,629	$54,099	$27,741	$69,237	$69,785

(c) Neither FFO nor EBITDA represent cash generated from operating activities as determined by GAAP and neither should be considered as an alternative to GAAP net income as an indication of the Company's financial performance or to cash flow from operating activities as determined by GAAP as a measure of liquidity, nor is either indicative of funds available to fund cash needs, including the ability to make cash distributions. FFO and EBITDA may include funds that may not be available for the Company's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Boykin Lodging Company ("Boykin"), an Ohio corporation, is a real estate investment trust ("REIT") that was formed and completed an initial public offering in 1996 to continue and expand the nearly 40-year history of hotel ownership, acquisition, redevelopment and repositioning activities of its predecessors, Boykin Management Company and its affiliates. Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"), is the operating partnership that transacts business and holds the direct and indirect ownership interests in Boykin's hotels. As of March 23, 2004, Boykin has an 85.3% ownership interest in, is the sole general partner of and does all its business through the Partnership.

Since our initial public offering, we have expanded our portfolio by using capital raised through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations.

At the end of 2003, we owned interests in 29 hotels containing a total of 8,430 guestrooms located in 18 different states. During March 2004, our Doubletree Portland Downtown property was acquired by the City of Portland through its powers of eminent domain. Therefore, as of March 23, 2004, we own interests in 28 hotels containing 8,280 guestrooms.

Critical Accounting Policies

The critical accounting policies which we believe are the most significant to fully understand and evaluate our reported financial results include the following:

Investment in Hotel Properties

Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over estimated useful lives ranging from ten to 35 years for buildings and improvements and three to 20 years for furniture and equipment.

We review our hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions, new hotel construction in markets where the hotels are located or changes in the expected holding period of the property. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property are equal to or exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

In 2003, we recorded a charge of $2.8 million for impairment of real estate on one hotel, our Holiday Inn Minneapolis West, as a result of a change in management's intended holding period of the property. Pursuant to the terms of the joint venture which owns the property, over 40% of this charge was allocable to the joint venture's minority interest partner. There were no charges recorded for impairment of real estate in 2002. In 2001 we recorded charges of $24.0 million for impairment of real estate on the carrying value of several hotels due to their book value exceeding their fair value. Approximately $6.1 million of these charges related to four properties which we sold during 2003. As of December 31, 2003, we did not believe that there were any factors or circumstances indicating impairment of any other of our investments in hotel properties.

We estimate the fair market values of our properties through a combination of comparable property sales, replacement cost and cash flow analysis taking into account each property's expected cash flow generated from operations, holding period and ultimate proceeds from disposition. In projecting the expected cash flows from operations of the asset, we base our estimates on future projected earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and deduct expected capital expenditure requirements. We then apply growth assumptions to project these amounts over the expected holding period of the asset. Our growth assumptions are based on estimated changes in room rates and expenses and the demand for lodging at our properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are judgmentally determined based on a combination of anticipated cash flow in the year of disposition, terminal capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from those in our assumptions, the actual results of each asset's future operations and fair market value could be significantly different from the estimated results and value used in our analysis.

Revenue Recognition

Hotel Revenues

Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

Lease Revenue

Through December 31, 2001, our principal source of revenue was lease payments from lessees pursuant to percentage lease agreements. Percentage lease revenue is based upon the room, food and beverage and other revenues of our hotels.

Percentage of Completion

In 2003, we began recognizing revenue related to the White Sand Villas project under the percentage of completion method. Condominium project revenues and expenses are recognized on the percentage of completion method upon satisfaction of the following criteria: (a) construction is determined to be beyond a preliminary stage, (b) the buyer is not entitled to a refund except for nondelivery of the unit, (c) sufficient units are under binding contract to assure the entire property will not revert to rental property, (d) sales prices have been determined to be collectible, and (e) aggregate sales proceeds and costs can be reasonably estimated. In 2003, revenue was recognized under percentage of completion accounting as the project had satisfied the criteria outlined above. Percentage of completion accounting involves the use of estimates for the relation of revenues on sold units to total revenues of the project and for total cost of the project. The profit realized on the White Sand Villas could change if actual sales prices differ from current estimates and if estimated costs change due to a change in scope or scheduling of the project or other factors.

Sales of Condominium Units

During 2001, we completed a renovation of a 60-unit tower at the Pink Shell Beach Resort. These renovated units are being sold as Sanibel View Villas Condominiums; the revenue related to the sales was recorded upon closing of the sale. As of December 31, 2003, we had closed on the sale of all 59 of the available units within the tower and all of the unit owners have contracted with us to allow their unused room nights to be rented out as hotel rooms. The related gross rental income generated by these units is recorded by the resort and included in hotel revenues within the consolidated financial statements. Under the terms of their contracts, a percentage of the gross rental income of each unit is to be remitted to the respective unit owner. The remitted amounts are recorded as expenses within the property taxes, insurance and other line of the consolidated financial statements.

Income Tax Valuation Allowance

Upon the effective date of the establishment of Boykin's taxable REIT subsidiaries ("TRSs"), the subsidiaries became subject to federal and state income taxes. Boykin's TRSs account for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." As of December 31, 2003, Boykin's TRSs have a deferred tax asset of approximately $5.7 million, prior to any valuation allowance, related to the assumption of the retained deficit of Westboy as well as the operating losses of the TRSs and their subsidiaries. Boykin's TRSs have recorded a 100% valuation allowance against this asset due to the uncertainty of realization of the deferred tax asset thus no provision or benefit from income taxes is reflected in the accompanying consolidated statements of operations.

Our significant accounting policies are more fully described in Note 2 to Boykin Lodging Company's Notes to Consolidated Financial Statements included within this Annual Report.

Results of Operations

We are reporting the hotel operating revenues and expenses with respect to the hotels operated as TRSs beginning with their respective effective dates, whereas prior to those dates, we reported percentage lease revenue. As a result, the results of operations for 2003 and 2002 are not directly comparable to the actual results for the same periods in 2001.

During 2003 we sold five hotels and the operating results of those properties are reflected in the financial statements as discontinued operations for all periods presented. Additionally, in August 2003, we acquired the Radisson Suite Beach Resort on Marco Island, Florida; therefore, the results of operations from the acquisition date are included within the consolidated financial statements.

Results of Operations Year Ended December 31, 2003 Compared to 2002

Total revenues from continuing operations increased to $269.2 million in 2003 from $245.5 million in 2002.

Hotel Revenues

Hotel revenues decreased $1.7 million from $232.1 million in 2002 to $230.3 million in 2003 as a result of the following:

- Increase of $9.9 million as a result of the hotel revenue of Marriott's Hunt Valley Inn being included in the financial statements for the full year 2003 versus the four months in 2002 subsequent to its TRS transaction;

- Increase of $2.7 million related to the inclusion of the hotel revenue of the Marco Island property subsequent to its acquisition in August 2003; offset by
- An approximate 6.0% decrease in revenue per available room ("RevPAR") from 2002 for the 24 consolidated hotels which were operated under the TRS structure for both full years of 2003 and 2002. Comprising the decline in RevPAR was a drop in occupancy levels of 2.3 points combined with a decrease in the average daily rate of approximately 2.4%, primarily as a result of the weak economy.

Lease Revenue
Lease revenues of $2.0 million in 2003 represent a $2.7 million decrease from 2002 as a result of the loss of $2.8 million of lease revenue in 2002 related to the conversion of Marriott's Hunt Valley Inn to the TRS structure offset by a $0.1 million increase in lease revenue related to the Hampton Inn San Diego Airport/Sea World, which continued to operate under a traditional lease structure.

Revenues from Condominium Development and Unit Sales
Revenues from condominium development and unit sales increased to $36.9 million in 2003 versus $8.7 million in 2002 as we started recognizing revenue under the percentage of completion method in 2003 related to the White Sand Villas project as certain thresholds regarding number of pre-sales and progress on construction were met. Total revenue recognized in 2003 totaled $32.1 million. Additionally, 2003 revenues include $4.8 million related to the sales of the remaining 19 Sanibel View Villas units whereas in 2002 there were revenues of approximately $8.7 million related to the sales of 40 Sanibel View Villas units.

Hotel Operating Expenses
In 2003, we incurred total hotel operating expenses, which include hotel departmental expenses, indirect expenses and management fees, of $175.7 million. This is related to the costs associated with operating the 25 hotels under the TRS structure for the full year 2003 as well as the expenses related to the Marco Island property subsequent to acquisition. The gross operating profit of these hotels for the periods owned and operated under a TRS totaled 23.7% for 2003 versus 27.6% in 2002. The main drivers for the loss of gross profit margins include increases in payroll and related employee costs and benefits, insurance, food and energy.

Property Taxes, Insurance and Other
Total expenses related to property taxes, insurance and other of $15.8 million recorded for 2003 increased $0.9 million over 2002. The addition of Marco Island accounted for $0.3 million of this increase. Additionally, the portfolio experienced an increase in insurance costs.

Corporate General and Administrative
Total expenses recorded for 2003 were $7.8 million compared with 2002 expenses of $6.7 million as a result of increased legal and professional fees, costs related to the exchange of collateral for the $130.0 million loan and increased directors' and officers' insurance costs.

Cost of Condominium Development and Unit Sales
Total expenses recorded for 2003 were $24.6 million compared with $6.5 million in 2002.
- Due to progress made on the White Sand Villas, amounts expensed under the percentage of completion method of accounting totaled $21.3 million.
- 2003 costs include $3.3 million related to the sale of 19 Sanibel View Villas units where in 2002 costs totaled $6.5 million. The decline in cost per unit was due to depreciation taken on the units prior to sale.

Real Estate Related Depreciation and Amortization
- Depreciation and amortization in 2003 of $31.1 million included $3.4 million of accelerated depreciation related to pending demolition and removal of two existing buildings at the Pink Shell to make way for the new Captiva Villas.
- Depreciation and amortization in 2002 of $28.3 million included $1.7 million of accelerated depreciation related to the demolition and removal of the cottages at the Pink Shell to make way for the new White Sand Villas building.
- Disregarding these events, the depreciation and amortization for 2003 increased approximately $1.1 million as a result of recent capital expenditures and the acquisition of the Marco Island property in August 2003.

Impairment of Real Estate
In 2003, management identified changes in circumstances, namely the intended holding period of the property, which indicated that the carrying value of one of our properties, the Holiday Inn Minneapolis West, was impaired and accordingly we recorded an impairment charge of $2.8 million.

Interest Expense
Interest expense decreased approximately $3.2 million in 2003 from 2002 as a result of:
- A significant decrease in the weighted average outstanding balance on our applicable secured credit facilities;
- Approximately $42.0 million on the previously existing $45.0 million term note was outstanding for just over 9 months during 2003 versus being outstanding at $45.0 million for the first nine months of 2002 and $42.0 million for the remaining months of 2002;
- An average interest rate decline on the outstanding balance of our $108.0 million term loan of approximately 60 basis points; and
- A declining outstanding principal balance on our $130.0 million term loan as a result of the loan's amortization schedule.

Minority Interest in (Earnings) Loss of Joint Ventures

In 2003, we allocated $1.1 million of losses to minority interest holders compared with a $0.1 million allocation of income in the prior year as a result of a portion of the 2003 impairment charge, approximately $1.2 million, related to the Holiday Inn Minneapolis West being allocated to the joint venture partner.

Equity in Income (Loss) of Unconsolidated Joint Ventures

Our share of loss related to our unconsolidated joint ventures totaled $0.9 million in 2003 versus $2.0 million in 2002 as both of the hotels we owned and accounted for as unconsolidated joint ventures were in their ramp up periods after major guestroom renovations. The primary driver behind this change relates to our share of the joint venture which owns Hotel 71. The hotel experienced a significant number of room nights out of service related to its renovation in 2002; subsequent to completion, these rooms were back in service and due to the upgrade of the hotel, the property experienced higher average daily room rates. Similarly, the total operating costs of the property increased as a result of the increased number of rooms occupied in 2003 compared with 2002. The depreciation related to Hotel 71 in 2003 increased significantly over 2002 levels due to the costs related to the renovation, which were in excess of $20.0 million, began depreciating in late 2002 in conjunction with the completion of the renovation.

Discontinued Operations

Please refer to Note 4 of Boykin Lodging Company's Notes to Consolidated Financial Statements included within this Annual Report for a summary of discontinued operations. Discontinued operations reflect the operations of the properties we sold during 2003 prior to their sale. Also included in 2003 discontinued operations is the net gain on sale of the five properties of $0.7 million.

Distribution to Preferred Shareholders

Approximately $4.8 million of dividends related to the outstanding preferred depositary shares were declared in 2003; those dividends reduced net income attributable to common shareholders. The preferred shares were issued during the fourth quarter of 2002 and there was approximately one quarter of this amount declared for 2002.

Based upon the above, 2003 had a net loss attributable to common shareholders of $8.2 million compared to the $1.5 million loss for 2002.

Our FFO for 2003 was $18.3 million compared to $25.4 million in 2002. For a detailed definition of FFO, a reconciliation of net loss to FFO and a discussion of why we believe FFO is a useful measure of a REIT's financial performance, please see "Selected Historical Operating and Financial Data."

Results of Operations Year Ended December 31, 2002 Compared to 2001

Total revenues from continuing operations increased to $245.5 million in 2002 from $72.8 million in 2001.

Hotel Revenues

Hotel revenues of $232.1 million in 2002 represented a significant increase from $6.7 million in 2001 as 2002 reflected the results of operations of 24 hotels, including the Radisson Hotel Mount Laurel (see discussion below), which under the terms of the REIT Modernization Act were leased to a TRS commencing January 1, 2002. As such, the results of operations from 23 of those properties were included in the consolidated financial statements commencing January 1, 2002. In 2001, the Company received lease revenue from those hotels. An additional TRS transaction occurred September 1, 2002, related to the Marriott's Hunt Valley Inn. As such, hotel revenues in 2002 include four months of hotel revenues generated at that property. Hotel revenues of $6.7 million in 2001 related to the results of operations of our Radisson Hotel Mount Laurel that we operated during the year allowed under the REIT tax regulations related to foreclosure properties.

Lease Revenue

Lease revenues of $4.7 million in 2002 represented a significant decrease from $66.1 million in 2001 as 2002 amounts related to the first eight months of the year where Marriott's Hunt Valley Inn was not under the TRS structure and therefore generating lease revenue ($2.8 million) as well as a full year of lease revenue related to the Hampton Inn San Diego Airport/Sea World ($1.9 million) which as of December 31, 2003 is still owed by Boykin and is consolidated within the financial statements yet is not operated under the TRS structure. Lease revenues of $66.1 million in 2001 related to the amounts due subject to the terms of the percentage lease agreements for the 23 hotels, excluding Radisson Hotel Mount Laurel, which were subsequently leased to TRSs of Boykin for a full or partial year during 2002, the lease revenue generated by the Daytona Radisson Hotel prior to its sale in January 2001, and the lease revenues generated by the Hampton Inn San Diego Airport/Sea World ($2.1 million).

Revenues from Condominium Development and Unit Sales

In 2002 there were revenues from condominium development and unit sales of approximately $8.7 million related to the sales of 40 Sanibel View Villas units at our Pink Shell Beach Resort throughout the year. No sales had occurred prior to 2002.

Hotel Operating Expenses

- In 2002, we incurred total hotel operating expenses, which include hotel departmental expenses, indirect expenses and management fees, of $168.1 million. These expenses are related to the costs associated with operating the 24 hotels under the TRS structure for the full year 2002 as well as the four months of operating costs of Marriott's Hunt Valley Inn subsequent to its TRS transaction on September 1, 2002.
- In 2001, hotel operating expenses of $5.4 million related to the operating costs of the Radisson Hotel Mount Laurel.

Property Taxes, Insurance and Other

Total expenses related to property taxes, insurance and other of $14.9 million recorded for 2002 increased $4.7 million over 2001 primarily due to:

- a $2.5 million increase related to the inclusion of general liability insurance for all properties now included in the consolidated financial statements as a result of the TRS transactions, and property taxes and property insurance related to those properties under a triple-net lease with the TRS;
- a $2.0 million increase related to other operating expenses related to the hotels operations, primarily payments to condominium unit owners for their share of the revenue generated by their units at the Pink Shell; and
- the remainder of the change was related to increases in property insurance rates and partially offsetting decreases in certain property taxes as a result of favorable real estate tax appeals.

Cost of Condominium Development and Unit Sales

The related costs of the 40 Sanibel View Villas units sold during 2002 totaled $6.5 million and are recorded as such within the financial statements.

Real Estate Related Depreciation and Amortization

Depreciation and amortization increased $1.6 million in 2002 over 2001 primarily as a result of a $1.7 million acceleration of depreciation expense recorded during 2002 related to the cottages at the Pink Shell which were to be removed to make way for the new White Sand Villas building.

Impairment of Real Estate

During 2001, management identified changes in circumstances which indicated that the carrying value of seven properties were impaired and as such, recorded non-cash charges related to them. No impairment charges occurred in 2002.

Costs Associated with Termination of Leases

We incurred charges of $15.0 million, $11.4 million being non-cash, during 2001 relating to the acquisition and termination of the percentage leases and related transaction costs to implement the TRS structure. Approximately $13.0 million of the charges resulted from transactions with Boykin Management Company Limited Liability Company.

Interest Expense

Interest expense decreased approximately $1.5 million in 2002 from 2001 as a result of:

- a significant decrease in the weighted average interest rate on our outstanding debt; and
- proceeds from our preferred share offering in October 2002 being used to repay the outstanding balances drawn on our pre-existing secured credit facility as well as approximately $3.0 million on our previously existing $45.0 million term note.

Amortization of Deferred Financing Costs

Amortization expense increased approximately $1.0 million in 2002 over 2001 primarily as a result of the additional financing costs incurred for the 2002 amendments of our previously existing secured credit facilities and $45.0 million term loan.

Equity in Income (Loss) of Unconsolidated Joint Ventures

Our share of loss related to our unconsolidated joint ventures totaled $2.0 million in 2002 versus income of $0.6 million in 2001 as both of the hotels we owned and accounted for as an unconsolidated joint venture were undergoing significant renovations during 2002. Similar to the comparison of 2003 results to 2002, the largest contributor to this loss and change from 2001 was our share of the joint venture which owns Hotel 71. The hotel underwent a significant renovation during 2002 which resulted in lower occupancies and lower average daily rates for the property during 2002. As a result of the TRS transaction in July 2001 and going forward the operation results of the property were reflected in the financial statements of the joint venture as opposed to the joint venture receiving lease revenue.

Discontinued Operations

Please refer to Note 4 of Boykin Lodging Company's Notes to Consolidated Financial Statements included within this Annual Report for a summary of such operations.

Distribution to Preferred Shareholders

Approximately $1.1 million of dividends related to the outstanding preferred depositary shares were declared in 2002; those dividends reduced net income attributable to common shareholders. As the preferred shares were issued during 2002, there was no similar deduction for the year earlier period.

Based upon the above, 2002 had a net loss attributable to common shareholders of $1.5 million compared to the $29.6 million loss for 2001.

Our FFO for 2002 was $25.4 million compared to $(2.6) million in 2001. For a detailed definition of FFO, a reconciliation of net loss to FFO and a discussion of why we believe FFO is a useful measure of a REIT's financial performance, please see "Selected Historical Operating and Financial Data."

Liquidity and Capital Resources

Our principal source of cash to meet our cash requirements, including dividends to shareholders, is our share of the Partnership's cash flow from the operations of the hotels and condominium sales. Cash flow from hotel operations is subject to all operating risks common to the hotel industry, including:

- Competition for guests from other hotels;
- Adverse effects of general and local economic conditions;
- Dependence on demand from business and leisure travelers, which may be seasonal and which may be adversely impacted by health- and safety-related concerns;
- Increases in energy costs, airline fares, and other expenses related to travel, which may deter traveling;
- Impact of the financial difficulties of the airline industry;
- Increases in operating costs related to inflation and other factors, including wages, benefits, insurance and energy;
- Overbuilding in the hotel industry, especially in particular markets; and
- Actual or threatened acts of terrorism and actions taken against terrorists that cause public concern about travel safety.

The cash flow from condominium development is subject to risk factors common to real estate sales and development, including, but not limited to:

- Competition from other condominium projects;
- Construction delays;
- Reliance on contractors and subcontractors;
- Construction cost overruns; and
- The ability of the condominium purchasers to secure financing.

As of December 31, 2003, we had $14.0 million of unrestricted cash and cash equivalents and $15.4 million of restricted cash for the payment of capital expenditures, real estate taxes, interest and insurance, and deposits received on pre-sales of White Sand Villas condominium units. There were outstanding borrowings at year end totaling $213.7 million against our two term notes payable. In March 2004, the balance of the $130.0 million term loan was reduced by approximately $16.9 million with proceeds from the disposition of the Doubletree Portland Downtown.

As of December 31, 2003, we had $13.2 million outstanding against our $23.3 million construction loan related to White Sand Villas. Proceeds from the sales of the individual units will be applied to the outstanding balance. Based upon pre-sales, we are anticipating net proceeds after sales commissions to be in excess of $37.5 million, less repayment of the construction loan.

We currently have a $78.0 million credit facility ($71.9 million outstanding as of December 31, 2003) to fund acquisitions of additional hotels, renovations and capital expenditures, and for our working capital needs, subject to limitations contained in the credit agreement. Using proceeds from this new facility, we repaid the outstanding balances on our previously existing facility and a term note secured by three hotels. The various transactions resulted in removing encumbrances from two additional properties.

For information relating to the terms of our credit facility, our term notes and our construction loan, please see Notes 5 and 6, respectively, of the Notes to Consolidated Financial Statements of Boykin Lodging Company included in this Annual Report.

Our $130.0 million and $108.0 million term notes payable and the construction loan are property-specific mortgages and have only financial reporting covenants. The credit facility contains covenants regarding overall leverage and debt service coverage. As of December 31, 2003, we are in compliance with such covenants.

In October 2002, we completed an underwritten public offering of 1,800,000 depositary shares, each share representing 1/10 of a share of our 10 1/2% Class A Cumulative Preferred Shares, Series 2002-A (Liquidation Preference $25 per depositary share). An additional 10,000 depositary shares were issued to cover over-allotments. Net proceeds after underwriting discounts and commissions were used to repay the entire outstanding balance on our then existing credit facility and reduce the outstanding balance on the previously existing $45.0 million term loan to just under $42.0 million. Annual dividends of $2.625 per depositary share are payable quarterly upon the authorization of the Board of Directors. The shares are listed on the New York Stock Exchange. We own a corresponding Series A Preferred equity interest in the Partnership that entitles us to income and distributions in amounts equal to the dividends payable on the Company's Series A Preferred shares.

We may seek to negotiate additional credit facilities, replacement credit facilities, or we may issue debt instruments. Any debt incurred or issued by us may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Board of Directors considers prudent. The availability of borrowings under the credit facility is restrained by borrowing base and loan-to-value limits, as well as other financial performance covenants contained in the agreement. There can be no assurance that funds will be available in anticipated amounts from the credit facility.

Due to our desire to maintain liquidity in the challenging hotel environment following September 2001, our Board of Directors suspended the regular quarterly dividend in the fourth quarter of 2001. In August 2002, the Board of Directors reinstated a regular quarterly dividend on our common shares by declaring a dividend of $0.18 per common share for the third quarter. Dividends were also declared and paid for the fourth quarter 2002 and first quarter 2003 at the same level to ensure that we distributed enough to maintain our REIT status. While we are committed to a philosophy of regular quarterly dividends, the current economic and geopolitical environment make it advisable to retain cash in order to enhance our liquidity going forward. Pursuant to the terms of our credit facility, we are limited to distributing not more than 75% of FFO attributable to common shareholders and only if the outstanding balance has been reduced to $60.0 million. The credit facility does not limit distributions to preferred shareholders or distributions required for us to maintain our REIT status.

Currently, we expect to continue to pay a regular quarterly dividend on our preferred shares. The resumption of a common dividend will depend upon the improving performance of our hotels and other factors that our Board of Directors considers relevant.

In 2004, we expect to spend approximately $17.0 million related to capital expenditures at our consolidated hotels, excluding the Pink Shell Beach Resort projects discussed below. This amount includes planned refurbishments and replacements at selected existing hotels as well as revenue generating projects, such as the development of ancillary conference centers within certain properties. We expect to use cash available from operations and restricted capital expenditure reserves, as well as borrowings under our line of credit, to fund our 2004 renovations.

With regard to the planned Captiva Villas project, similar to Sanibel View Villas and White Sand Villas, the units in the tower will be sold as condominiums, with the prospect that the owners would put their unused room nights back to the resort by contract, which will provide us with continuing income. The Captiva Villas tower is scheduled for completion during 2005. We are currently talking to various lenders regarding our financing options for the construction of Captiva Villas.

We have considered our short-term (defined as one-year or less) liquidity needs and the adequacy of our estimated cash flow from operations and other expected liquidity sources to meet these needs. We expect our principal short-term liquidity needs will be to fund normal recurring expenses, debt service requirements, distributions on the preferred shares and any minimum distribution required to maintain our REIT status. We anticipate that these needs will be met with cash flows provided by operating activities, using availability under the credit facility, proceeds from sales of condominium units, proceeds from dispositions of non-core assets and proceeds from potential additional financings. We also consider capital improvements and property acquisitions as short-term needs that can be funded either with cash flows provided by operating activities, by utilizing availability under our credit facility, or from proceeds from additional financings.

We expect to meet long-term (defined as greater than one year) liquidity requirements such as property acquisitions, scheduled debt maturities, major renovations, development projects and other nonrecurring capital improvements utilizing cash flow from operations, proceeds from dispositions of non-core assets, additional debt financings and preferred or common equity offerings. We expect to acquire or develop additional hotel properties only as suitable opportunities arise, and we will not undertake acquisition or development of properties unless stringent criteria have been met.

Off Balance Sheet Arrangements

We believe that neither Boykin nor its unconsolidated entities have entered into any off balance sheet arrangements which would have a current or future impact on our financial condition, changes in financial condition, results of operations, liquidity or capital resources in ways which would be considered material to our investors.

Tabular Disclosure of Contractual Obligations

The following is a summary of Boykin's obligations and commitments as of December 31, 2003, excluding unconsolidated joint ventures (in thousands):

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$226,944	$ 93,527	$18,612	$6,194	$108,611
Capital Lease Obligations	$ —	$ —	$ —	$ —	$ —
Operating Lease Obligations	$ 27,636	$ 1,149	$ 1,986	$1,411	$ 23,090
Purchase Obligations	$ 10,505	$ 9,080	$ 561	$ 236	$ 628
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	$ 7,141	$ 123	$ 306	$ 399	$ 6,313
Total	$272,226	$103,879	$21,465	$8,240	$138,642

In addition to the amounts disclosed above, Boykin and its subsidiaries are subject to various franchise, management, lease and other agreements with parties that have ongoing fees that are contingent upon future results of operations of the hotels in its portfolio as well as a potential for termination fees dependent upon the timing and method of termination of such agreements. Additionally, Boykin has outstanding cumulative preferred shares which accrue dividends at an annual amount of approximately $4.8 million, but are subject to payment only upon declaration by the Board of Directors.

Included in long-term liabilities above is approximately $6.1 million of liabilities relating to Boykin Kansas City, LLC. These liabilities were assumed in connection with the acquisition of the Doubletree Kansas City in November of 1997. At December 31, 2003, we recorded these liabilities and a corresponding increase in the cost basis of land and buildings and improvements. The adjustment had no effect on net income or cash flows.

Inflation

Operators of hotels in general can change room rates quickly, but competitive pressures may limit operators' ability to raise rates to keep pace with inflation.

Our general and administrative costs as well as real estate and personal property taxes, property and casualty insurance and ground rent are subject to inflation.

Seasonality

Our hotels' operations historically have been seasonal. The five hotels located in Florida experience their highest occupancy in the first quarter, while the remaining hotels maintain high occupancy rates during the second and third quarters. This seasonality pattern can be expected to cause fluctuations in our quarterly operating results and cash flow received from hotel operations.

Competition and Other Economic Factors

Our hotels are located in developed areas that contain other hotel properties. The future occupancy, average daily rate and RevPAR of any hotel could be materially and adversely affected by an increase in the number of or quality of the competitive hotel properties in its market area. Competition could also affect the quality and quantity of future investment opportunities, or our ability to sell existing properties.

As a portion of the lodging industry's sales are based upon business, commercial and leisure travel, changes in general economic conditions, demographics, or changes in local business economics, could affect these and other travel segments. This may affect demand for rooms, which would affect hotel revenues.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The provisions of Statement 144 were effective beginning in the fiscal year ended December 31, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also requires that one accounting model be used for long-lived assets to be disposed of by sale. As we disposed of hotel properties via sale in 2003, the properties' results of operations are retroactively disclosed separately as discontinued operations in our financial statements. Properties that were disposed of prior to the effective date of Statement 144 have not been separately disclosed as discontinued operations in historical financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Included in SFAS No. 145 is a requirement that all gains and losses related to extinguishments of debt (other than extinguishments of debt items meeting the criteria in APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion 30")) not be treated as extraordinary items. The provisions of this statement were effective on January 1, 2003. Any gains or losses on extinguishments of debt formerly classified as extraordinary and not meeting the criteria for extraordinary classification as defined in APB Opinion 30 were reclassified. Adoption of this statement did not have a material effect on our financial position or results of operations for the periods presented.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee; this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We have adopted the disclosure requirements of Interpretation No. 45 and will apply the recognition and measurement provisions for all guarantees entered into prior to January 1, 2003. There are no guarantees which require recognition under this Interpretation as of December 31, 2003.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." Statement No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption did not have a material effect on the financial condition or results of operations of Boykin.

As of December 31, 2003, Boykin had a Long-Term Incentive Plan ("LTIP"). Boykin has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee share option plan. If Boykin had elected to recognize compensation costs for the LTIP based on the fair value at the grant dates for option awards consistent with the method prescribed by SFAS No. 123, reported amounts of net loss and net loss per share would have been changed to the pro forma amounts indicated below.

	Year Ended December 31, 2003 Pro Forma	Year Ended December 31, 2002 Pro Forma
Net loss attributable to common shareholders	$(8,177)	$(1,480)
Stock-based employee compensation expense	(126)	(151)
Pro forma net loss attributable to common shareholders	(8,303)	(1,631)
Pro forma net loss attributable to common shareholders per share:		
Basic	$ (0.48)	$ (0.09)
Diluted	$ (0.48)	$ (0.09)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003 and apply to older entities in the fourth quarter of 2003. In December 2003, the FASB issued a revised Interpretation which modifies and clarifies various aspects of the original Interpretation. We do not believe that we have any unconsolidated variable interest entities as of December 31, 2003.

On April 30, 2003 the FASB issued Statement No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133 and it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and is to be applied prospectively. This statement has not had and is not expected to have a material impact on our financial position or results of operations.

In May 2003, the FASB issued Statements No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. We did not enter into new financial instruments subsequent to May 2003 which would fall within the scope of this statement. We have identified a consolidated joint venture which has minority interest amounts totaling $0.2 million at December 31, 2003 that appears to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the finite life of the joint venture arrangements. Accordingly, if and when the measurements and classification provision of these paragraphs are adopted, we may be required to reclassify the liquidation amounts of such minority interests to liabilities with the resulting income statement effect being classified as a cumulative effect of an accounting change and subsequent fluctuations in current liquidation amounts recorded through interest expense. We will evaluate the impact that this statement would have if and when these paragraphs are adopted.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments that bear interest at variable rates that fluctuate with market interest rates. These debt instruments include the $78.0 million secured credit facility, the $108.0 million secured term loan, the $23.3 million construction loan related to the White Sand Villas and our share of floating rate debt under our unconsolidated joint ventures of $24.7 million at year end.

We have entered into both variable and fixed rate debt arrangements to allow us to optimize the balance of using variable rate debt versus fixed rate debt. Our variable rate debt allows us to maximize financial flexibility when selling properties and minimize potential prepayment penalties typical of fixed rate loans. Our $130.0 million, 6.9% fixed rate term note allows us to minimize our interest rate risk exposure. Approximately 41% of our outstanding debt at December 31, 2003 was fixed-rate in nature, compared with 76% at the end of 2002, as a result of the July 2003 expiration of the previously existing interest rate protection which historically fixed $83.0 million of the $108.0 million term loan at 7.3%. The weighted average interest rate of our variable rate debt and total debt as of December 31, 2003 was 4.1% and 5.2%, respectively. The weighted average interest rate of our variable rate debt and total debt as of December 31, 2002 was 4.5% and 6.4%, respectively.

We review interest rate exposure continuously in an effort to minimize the risk of interest rate fluctuations. It is our policy to manage our exposure to fluctuations in market interest rates on our borrowings through the use of fixed rate debt instruments, to the extent that reasonably favorable rates are obtainable with such arrangements, and after considering the need for financial flexibility related to our debt arrangements. We may enter into forward interest rate agreements, or similar agreements, to hedge our variable rate debt instruments where we believe the risk of adverse changes in market rates is significant. Under a forward interest rate agreement, if the referenced interest rate increases, we would be entitled to a receipt in settlement of the agreement that economically would offset the higher financing cost of the debt issued. If the referenced interest rate decreases, we would make payments in settlement of the agreement, creating an expense that economically would offset the reduced financing cost of the debt issued. As of December 31, 2003, we do not have any material market-sensitive financial instruments.

We do not believe that changes in market interest rates will have a material impact on the performance or fair value of our hotel portfolio as the value of our hotel portfolio is based primarily on the operating cash flow of the hotels, before interest expense charges. However, a change of 1/4% in the index rate to which our variable rate debt is tied would change our annual interest incurred by $0.4 million, based upon the balances outstanding on our variable rate instruments at December 31, 2003.

Using sensitivity analysis to measure the potential change in fair value of financial instruments based on changes in interest rates, we have determined that a hypothetical increase of 1% in the interest rates for instruments with similar maturities would decrease the fair market value of our fixed rate debt by $4.4 million as compared with the fair market value at December 31, 2003, which approximated the carrying value.

Management's Responsibility for Financial Statements

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, applying certain estimates and judgments as required.

Boykin Lodging Company's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored by management that continually evaluates the adequacy and effectiveness of our control system.

We have retained Deloitte & Touche LLP, independent public accountants, to audit our financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which include the consideration of our internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be completed.

The Board of Directors exercises responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent public accountants, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

Robert W. Boykin
Chairman of the Board and
Chief Executive Officer

Shereen P. Jones
Executive Vice President,
Chief Financial and Investment Officer

Independent Auditors' Report

To the Board of Directors and Shareholders of Boykin Lodging Company:

We have audited the accompanying consolidated balance sheets of Boykin Lodging Company (an Ohio Corporation) and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Boykin Lodging Company and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative financial statements. As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

Deloitte & Touche LLP

Deloitte & Touche LLP
Cleveland, Ohio
March 25, 2004

Consolidated Balance Sheets as of December 31, 2003 and 2002

(dollar amounts in thousands)

	2003	2002
Assets		
Investment in hotel properties	$642,440	$588,432
Accumulated depreciation	(151,715)	(124,990)
Investment in hotel properties, net	490,725	463,442
Cash and cash equivalents	14,013	25,453
Restricted cash	15,365	13,514
Accounts receivable, net of allowance for doubtful accounts of $152 and $406 as of December 31, 2003 and 2002, respectively	40,867	8,757
Receivable from related party related to lease terminations	—	6
Rent receivable from lessees	254	154
Inventories	1,820	1,990
Deferred financing costs and other, net	3,106	2,919
Investment in unconsolidated joint ventures	16,158	17,156
Other assets	8,984	12,707
Assets related to discontinued operations, net	—	29,433
	$591,292	$575,531
Liabilities and Shareholders' Equity		
Borrowings against credit facility	$ 71,945	$ —
Term notes payable	226,944	257,952
Accounts payable and accrued expenses	45,847	36,098
Accounts payable to related party	991	678
Dividends/distributions payable	1,188	4,747
Due to lessees	164	281
Minority interest in joint ventures	1,177	2,419
Minority interest in operating partnership	11,495	14,202
Liabilities related to discontinued operations	—	18,863
Shareholders' Equity:		
Preferred shares, without par value; 10,000,000 shares authorized; 181,000 shares issued and outstanding as of December 31, 2003 and 2002 (liquidation preference of $45,250)	—	—
Common shares, without par value; 40,000,000 shares authorized; 17,344,380 and 17,276,407 shares outstanding at December 31, 2003 and 2002, respectively	—	—
Additional paid-in capital	357,290	356,228
Distributions in excess of income	(124,321)	(112,970)
Other comprehensive loss	—	(1,773)
Unearned compensation – restricted shares	(1,428)	(1,194)
Total shareholders' equity	231,541	240,291
	$591,292	$575,531

See notes to consolidated financial statements.

Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001

(amounts in thousands, except for per share data)

	2003	2002	2001
Revenues:			
Hotel revenues:			
Rooms	$145,820	$148,043	$ 4,315
Food and beverage	71,665	71,114	2,051
Other	12,836	12,907	297
Total hotel revenues	230,321	232,064	6,663
Lease revenue from related party	—	—	54,371
Other lease revenue	1,958	4,730	11,747
Revenues from condominium development and unit sales	36,883	8,715	—
Total revenues	269,162	245,509	72,781
Expenses:			
Hotel operating expenses:			
Rooms	37,133	36,350	1,121
Food and beverage	50,268	49,476	1,422
Other direct	8,201	8,120	157
Indirect	73,960	67,399	2,511
Management fees to related party	4,746	3,973	200
Management fees – other	1,364	2,770	—
Total hotel operating expenses	175,672	168,088	5,411
Property taxes, insurance and other	15,758	14,853	10,137
Cost of condominium development and unit sales	24,645	6,474	—
Real estate related depreciation and amortization	31,090	28,318	26,714
Corporate general and administrative	7,769	6,669	6,183
Impairment of real estate	2,800	—	17,898
Costs associated with termination of leases	—	—	2,006
Related party costs associated with termination of leases	—	—	12,994
Total operating expenses	257,734	224,402	81,343
Operating income (loss)	11,428	21,107	(8,562)
Interest income	226	357	409
Other income	392	966	869
Interest expense	(16,089)	(19,296)	(20,805)
Amortization of deferred financing costs	(1,927)	(2,125)	(1,149)
Minority interest in (earnings) loss of joint ventures	1,102	(133)	193
Minority interest in loss of operating partnership	2,005	666	2,509
Equity in income (loss) of unconsolidated joint ventures	(870)	(2,040)	589
Loss before gain (loss) on sale/disposal of assets, discontinued operations and cumulative effect of change in accounting principle	(3,733)	(498)	(25,947)
Gain (loss) on sale/disposal of assets	1,504	(18)	240
Loss before discontinued operations and cumulative effect of change in accounting principle	(2,229)	(516)	(25,707)
Discontinued operations:			
Operating income (loss) from discontinued operations, net of minority interest income (expense) of $328, $(26) and $297, for the years ended December 31, 2003, 2002 and 2001, respectively	(1,851)	145	(3,490)
Gain on sale of assets, net of minority interest expense of $116 for the year ended December 31, 2003	654	—	—
Loss before cumulative effect of change in accounting principle	(3,426)	(371)	(29,197)
Cumulative effect of change in accounting principle, net of minority interest of $32	—	—	(373)
Net loss	$ (3,426)	$ (371)	$(29,570)
Preferred dividends	(4,751)	(1,109)	—
Net loss attributable to common shareholders	$ (8,177)	$ (1,480)	$(29,570)
Net loss per share attributable to common shareholders before discontinued operations and cumulative effect of change in accounting principle			
Basic	$ (0.40)	$ (0.09)	$ (1.50)
Diluted	$ (0.40)	$ (0.09)	$ (1.50)
Discontinued operations per share			
Basic	$ (0.07)	$ 0.01	$ (0.20)
Diluted	$ (0.07)	$ 0.01	$ (0.20)
Net loss per share attributable to common shareholders before cumulative effect of change in accounting principle[a]			
Basic	$ (0.47)	$ (0.09)	$ (1.70)
Diluted	$ (0.47)	$ (0.09)	$ (1.70)
Net loss per share attributable to common shareholders			
Basic	$ (0.47)	$ (0.09)	$ (1.72)
Diluted	$ (0.47)	$ (0.09)	$ (1.72)
Weighted average number of common shares outstanding			
Basic	17,336	17,248	17,176
Diluted	17,470	17,383	17,281

[a] Per share amounts may not add due to rounding.
See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2003, 2002, and 2001

(dollar amounts in thousands)

	Preferred Shares	Common Shares	Additional Paid-In Capital	Distributions In Excess of Income	Other Comprehensive Gain/(Loss)	Unearned Compensation	Total
Balance at January 1, 2001	—	17,146,938	$311,493	$ (56,593)	$ —	$(1,634)	$253,266
Issuance of common shares, net of offering expenses of $6	—	45,016	678	—	—	(449)	229
Dividends declared — $1.10 per common share	—	—	—	(19,030)	—	—	(19,030)
Amortization of unearned compensation	—	—	—	—	—	589	589
Net loss	—	—	—	(29,570)	—	—	(29,570)
Other comprehensive loss net unrealized loss on interest rate swap	—	—	—	—	(2,838)	—	(2,838)
Total comprehensive loss	—	—	—	—	—	—	(32,408)
Balance at December 31, 2001	—	17,191,954	312,171	(105,193)	(2,838)	(1,494)	202,646
Issuance of common shares, net of offering expenses of $3	—	104,461	1,126	—	—	(692)	434
Issuance of preferred shares, net of offering expenses of $2,016	181,000	—	43,234	—	—	—	43,234
Common share purchases for treasury	—	(20,008)	(303)	—	—	—	(303)
Dividends declared — $0.36 per common share	—	—	—	(6,297)	—	—	(6,297)
— $6.125 per Class A preferred share	—	—	—	(1,109)	—	—	(1,109)
Amortization of unearned compensation	—	—	—	—	—	992	992
Net loss	—	—	—	(371)	—	—	(371)
Other comprehensive income net unrealized gain on interest rate swap	—	—	—	—	1,065	—	1,065
Total comprehensive income	—	—	—	—	—	—	694
Balance at December 31, 2002	181,000	17,276,407	356,228	(112,970)	(1,773)	(1,194)	240,291
Issuance of common shares, net of offering expenses of $4	—	77,528	1,143	—	—	(990)	153
Common share purchases for treasury	—	(9,555)	(81)	—	—	—	(81)
Dividends declared — $0.18 per common share	—	—	—	(3,174)	—	—	(3,174)
— $26.25 per Class A preferred share	—	—	—	(4,751)	—	—	(4,751)
Amortization of unearned compensation	—	—	—	—	—	756	756
Net loss	—	—	—	(3,426)	—	—	(3,426)
Other comprehensive income net unrealized gain on interest rate swap	—	—	—	—	1,773	—	1,773
Total comprehensive loss	—	—	—	—	—	—	(1,653)
Balance at December 31, 2003	181,000	17,344,380	$357,290	$(124,321)	$ —	$(1,428)	$231,541

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001

(dollar amounts in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (3,426)	$ (371)	$(29,570)
Adjustments to reconcile net loss to net cash flow provided by operating activities –			
Cumulative effect of change in accounting principle	—	—	373
(Gain) loss on sale/disposal of assets	(2,274)	18	(240)
Non-cash charges associated with termination of leases	—	—	11,394
Impairment of real estate	2,800	—	24,000
Depreciation and amortization	33,822	32,356	29,679
Amortization of unearned compensation	756	992	589
Equity in (income) loss of unconsolidated joint ventures	870	2,040	(589)
Minority interests	(3,319)	(507)	(2,999)
Changes in assets and liabilities –			
Accounts receivable and inventories	(31,083)	266	—
Restricted cash	(1,851)	(4,069)	(2,389)
Accounts payable and accrued expenses	1,902	1,321	2,868
Amounts due to/from lessees	(217)	3,092	1,415
Other	4,193	4,050	(488)
Net cash flow provided by operating activities	2,173	39,188	34,043
Cash flows from investing activities:			
Cash assumed in connection with termination of leases	—	5,765	—
Investment in unconsolidated joint ventures	(481)	(4,408)	(5,510)
Distributions received from unconsolidated joint ventures	572	148	1,380
Improvements and additions to hotel properties, net	(54,210)	(13,490)	(23,042)
Net proceeds from sale of assets	30,336	—	12,374
Net cash flow used in investing activities	(23,783)	(11,985)	(14,798)
Cash flows from financing activities:			
Payments of dividends and distributions	(11,485)	(3,638)	(27,234)
Net borrowings (repayments) against credit facilities	71,946	(39,000)	9,500
Term note borrowings	13,222	—	—
Repayment of term notes	(61,106)	(5,144)	(1,969)
Payment of deferred financing costs	(2,339)	(830)	—
Net proceeds from issuance of preferred shares	—	43,234	—
Net proceeds from issuance of common shares	153	434	229
Cash payment for common share purchases	(81)	(172)	—
Distributions to joint venture minority interest partners, net	(140)	(244)	(336)
Net cash flow provided by (used in) financing activities	10,170	(5,360)	(19,810)
Net change in cash and cash equivalents	$(11,440)	$21,843	$ (565)
Cash and cash equivalents, beginning of year	25,453	3,610	4,175
Cash and cash equivalents, end of year	$ 14,013	$25,453	$ 3,610

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001

(dollar amounts in thousands, except per share data)

1. Background

Boykin Lodging Company, an Ohio Corporation (together with its subsidiaries "Boykin"), is a real estate investment trust ("REIT") that owns hotels throughout the United States of America. As of December 31, 2003, Boykin owned interests in 29 hotels containing a total of 8,430 guestrooms located in 18 states, 26 of which were affiliated with nationally-recognized franchisors. Boykin's largest franchise affiliation is with Doubletree®. As of December 31, 2003, Boykin owned 10 Doubletree hotels in eight states, which accounted for roughly 40% of the total rooms in Boykin's portfolio. Other brands that Boykin is affiliated with include Hilton®, Marriott® and Radisson®.

The operations of the hotels have historically been seasonal. The five hotels located in Florida have historically experienced their highest occupancy in the first quarter, while the remaining hotels have historically maintained higher occupancy rates during the second and third quarters.

Formation

Boykin was formed and completed an initial public offering (the "IPO") in 1996 to continue and expand the nearly 40-year history of hotel ownership, acquisition, redevelopment and repositioning activities of its predecessors, Boykin Management Company and its affiliates. Boykin Hotel Properties, L.P., an Ohio limited partnership (the "Partnership"), is the operating partnership that transacts business and holds the direct and indirect ownership interest in Boykin's hotels. As of December 31, 2003, Boykin had an 85.2% ownership interest in and is the sole general partner of the Partnership.

Since the IPO, Boykin has expanded its hotel portfolio by using capital raised through a combination of common share issuances, various debt financings, capital from strategic joint venture partners and cash flow generated from operations.

As of December 31, 2003, Boykin Management Company Limited Liability Company ("BMC") and certain of its subsidiaries managed 25 of the 29 hotels in which Boykin had ownership interests. BMC is owned by Robert W. Boykin, Chairman and Chief Executive Officer of Boykin (53.8%) and his brother, John E. Boykin (46.2%).

Consolidated Joint Ventures

As of December 31, 2003, Boykin owned three hotels through joint venture structures with hotel operators. The following table sets forth these joint ventures:

Name of Joint Venture	JV Partner	Boykin Ownership Percentage	JV Ownership Percentage	Hotel Owned Under Joint Venture	Hotel Manager	Date of Hotel Purchase
BoyStar Ventures, L.P.	Interstate Hotels and Resorts	91%	9%	Holiday Inn Minneapolis West	BMC	July 1997
Shawan Road Hotel L.P.	Davidson Hotel Company	91%	9%	Marriott's Hunt Valley Inn	Davidson	July 1997
Boykin San Diego LLC	Outrigger Lodging Services	91%	9%	Hampton Inn San Diego Airport/Sea World	Outrigger	November 1997

In 2001, Interstate assigned a 20% ownership interest in Boykin Kansas City LLC, which owns the Doubletree Kansas City hotel, to Boykin. The elimination of Interstate's minority interest in the hotel was accounted for as a $5,029 reduction in the value of the building as of the date of assignment. After the transfer, Boykin owned 100% of Boykin Kansas City LLC.

Unconsolidated Joint Ventures

In 1999, Boykin formed a joint venture with AEW Partners III, L.P. ("AEW"), an investment partnership managed by AEW Capital Management, L.P., a Boston-based real estate investment firm. Boykin has a 25% ownership interest in the joint venture. In the same year, the Boykin/AEW venture formed and acquired a 75% ownership interest in Boykin Chicago, L.L.C., which purchased a hotel in downtown Chicago. In 2000, Boykin purchased the remaining 25% ownership interest in Boykin Chicago, L.L.C. from a private investor thereby increasing Boykin's total ownership percentage in the hotel to 43.75%.

In July 2001, Boykin formed a joint venture with Concord Hospitality Enterprises ("Concord"), a privately owned hotel investment and management company based in Raleigh, North Carolina. Boykin has a 50% ownership interest in the joint venture, which acquired a full-service hotel in Lyndhurst, New Jersey.

Because of the non-controlling nature of Boykin's ownership interests in these joint ventures, Boykin accounts for these investments using the equity method. Refer to Note 9 for further discussions of the aforementioned joint venture with AEW.

Boykin's carrying value of its investments in these joint ventures differs from its share of the partnership equity reported in the balance sheets of the unconsolidated joint ventures due to Boykin's cost of its investment in excess of the historical net book values related to the direct investment in Boykin Chicago, L.L.C. Boykin's additional basis is allocated to depreciable assets and is recognized on a straight line basis over 30 years.

The following table sets forth the total assets, liabilities, revenues and net income (loss), including Boykin's share, related to the unconsolidated joint ventures discussed above as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003:

	Boykin/AEW December 31,		Boykin/Concord December 31,	
	2003	2002	2003	2002
Total assets	$68,601	$69,245	$22,272	$23,762
Accrued expenses	2,884	3,285	469	356
Outstanding debt	37,236	36,656	16,728	17,138
Total liabilities	40,120	39,941	17,197	17,494
Minority interest	7,081	7,283	—	—
Equity	21,400	22,021	5,075	6,268
Boykin's share of equity	12,627	12,992	2,537	3,134
Boykin's additional basis in Boykin Chicago, L.L.C.	994	1,030	—	—
Investment in unconsolidated joint venture	$13,621	$14,022	$ 2,537	$ 3,134

	Boykin/AEW December 31,			Boykin/Concord December 31,		
	2003	2002	2001	2003	2002	2001
Revenues	$ 14,942	$10,049	$10,884	$ 6,709	$ 5,529	$ 1,505
Hotel operating expenses	(10,282)	(8,827)	(3,767)	(3,856)	(3,495)	(1,008)
Real estate related depreciation	(3,099)	(1,938)	(1,658)	(1,139)	(1,011)	(224)
Property taxes, insurance and other	(1,245)	(1,360)	(1,315)	(537)	(493)	(194)
Operating income (loss)	316	(2,076)	4,144	1,177	530	79
Interest and other income	14	26	194	13	2	8
Amortization	(282)	(334)	(361)	(88)	(87)	(35)
Interest expense	(1,716)	(1,648)	(2,296)	(792)	(799)	(299)
Other	(5)	(107)	(7)	(578)	(94)	(38)
Net income (loss) before minority interest	(1,673)	(4,139)	1,674	(268)	(448)	(285)
Boykin's share of net income (loss)	(736)	(1,816)	731	(134)	(224)	(142)

Taxable REIT Subsidiary Transactions

The Work Incentives Improvement Act of 1999 ("REIT Modernization Act") amended the tax laws to permit REITs, like Boykin, to lease hotels to a subsidiary that qualifies as a taxable REIT subsidiary ("TRS") as long as the TRS engages an independent hotel management company to operate those hotels under a management contract. Boykin implemented this structure for certain properties previously leased to the hotel management companies effective January 1, 2002.

In conjunction with the transaction, the Partnership acquired 16 subsidiaries of BMC for consideration comprised of limited partnership units (see Note 8) and the assumption of working capital liabilities in excess of assets relating to Westboy LLC ("Westboy"), one of the subsidiaries (see Note 14).

The Partnership then contributed the acquired subsidiaries to Bellboy, Inc. ("Bellboy"), a wholly owned subsidiary of the Partnership, or terminated the existing lease agreement with the hotel managers and re-leased the properties to subsidiaries of Bellboy. Bellboy has elected to be treated as a TRS.

Boykin recorded a charge to earnings of $15,000 for the year ended December 31, 2001 relating to the acquisition and termination of the percentage leases and the related transaction costs.

Effective September 1, 2002, the joint venture with Davidson Hotel Company ("Davidson") formed a TRS, Hunt Valley Leasing, Inc. ("Hunt Valley"), to lease the Marriott's Hunt Valley Inn. Davidson continues to manage the hotel under a new management agreement, which was also effective September 1, 2002.

As Boykin Chicago, L.L.C. and the Boykin/Concord joint venture each also have TRS entities which lease their properties, 71 E. Wacker Leasing, Inc. and BoyCon Leasing, Inc., respectively, as of December 31, 2003, all hotels Boykin had an ownership interest in, other than the Hampton Inn San Diego Airport/Sea World, were operated under the TRS structure.

As a result of the TRS transactions discussed above, from the effective date of each transaction going forward, the consolidated financial statements of Boykin include the operating results of the consolidated hotels under the TRS structure. Previously, revenues recorded on the consolidated financial statements were derived primarily from lease payment obligations which were made out of the net operating income of the properties; now reported revenues reflect total operating revenues from the properties with the related operating expenses also being reported.

Hilton Modification Agreement

Westboy, a subsidiary of Bellboy subsequent to the TRS transaction, historically leased from Boykin ten Doubletree branded hotels which were managed by a subsidiary of Hilton Hotels Corporation ("Hilton") under a long-term management agreement. On April 30, 2003, Boykin entered into an agreement (the "Modification Agreement") with Hilton to terminate the long-term management agreement. Six of the hotels, the Doubletree Sacramento, the Doubletree Omaha, the Doubletree Colorado Springs, the Doubletree Portland Lloyd Center, the Doubletree Boise, and the Doubletree Portland Downtown, continued to be Doubletree hotels under license agreements which became effective in May. On the effective date of the license agreements, Hilton ceased managing the properties and Boykin engaged BMC to manage the properties. In July, Hilton ceased management of the hotel in Bellevue, Washington, and Boykin entered into an agreement with BMC to begin managing the property. Simultaneously, the Doubletree franchise was removed from the property and was replaced by a franchise agreement with Ramada Franchise Systems, Inc. Boykin sold two of the hotels, the property located in Springfield, Oregon and the Doubletree Spokane Valley, in July and August, respectively. The Doubletree Yakima Valley, the only property which remained under Hilton management as of December 31, 2003, changed franchise affiliation and management in February 2004. Lastly, as part of the Modification Agreement, in 2003 Boykin converted the Berkeley Marina Radisson to a Doubletree Hotel under a 15-year license agreement.

The terms of the Modification Agreement included a discounted payoff of $3,600 on a $6,000 deferred incentive management fee which had been expensed by Boykin but was not yet payable to Hilton, a $2,100 termination fee and other professional fees related to the transaction. The approximate gain of $150 recorded on the transaction is reflected in property taxes, insurance and other expenses.

2. Summary of Significant Accounting Policies

Basis of Presentation

The separate financial statements of Boykin, the Partnership, Bellboy, Hunt Valley and the consolidated joint ventures discussed above are consolidated because Boykin exercises unilateral control over these entities. All significant intercompany transactions and balances have been eliminated. Boykin believes that the results of operations contained within the consolidated financial statements reflect all costs of Boykin doing business.

Investment in Hotel Properties

Hotel properties are stated at cost, net of any impairment charges, and are depreciated using the straight-line method over estimated useful lives ranging from ten to 35 years for buildings and improvements and three to 20 years for furniture and equipment.

Investment in hotel properties as of December 31, 2003 and 2002 consisted of the following:

	2003	2002
Land	$ 65,099	$ 47,765
Buildings and improvements	492,937	470,007
Furniture and equipment	78,988	70,405
Construction in progress	5,416	255
	642,440	588,432
Less – Accumulated depreciation	(151,715)	(124,990)
	$490,725	$463,442

Boykin reviews the hotel properties for impairment whenever events or changes in circumstances indicate the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions, new hotel construction in markets where the hotels are located or changes in the expected holding period of the property. When such conditions exist, management performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value is recorded and an impairment loss recognized.

In 2003, management identified changes in circumstances, namely the intended holding period of the property, which indicated that the carrying value of one of its properties, the Holiday Inn Minneapolis West, was impaired and accordingly recorded an impairment charge of $2,800. Boykin noted no such circumstances in 2002. In 2001, management identified changes in circumstances which indicated the carrying value of certain properties were impaired, and recorded charges of $24,000. A portion of these charges for 2001, approximately $6,102, related to four properties sold during 2003, namely the Hampton Inn Lake Norman, the Holiday Inn Lake Norman, a hotel in Springfield, Oregon and the Doubletree Spokane Valley (see Note 4). The remaining portion of impairment charge related to properties that Boykin continued to own as of December 31, 2003, but in 2001 were identified as being impaired as the local economic conditions and the impact that the events of September 11th, 2001 had on the hospitality and travel industries significantly reduced future expected cash flows from the operations and eventual disposition of the related properties. Properties that are still owned by Boykin as of December 31, 2003 which had impairment charges recorded in 2001 include French Lick Springs Resort & Spa, High Point Radisson, Kansas City Doubletree, Radisson Hotel Mount Laurel, Holiday Inn Crabtree, Ramada Inn Bellevue Center and the hotel in Yakima. Boykin does not believe that there are any factors or circumstances indicating impairment of any other investments in hotel properties at this time.

Fair market values of hotel properties are estimated through a combination of comparable property sales, replacement cost and a discounted cash flow analysis taking into account each property's expected cash flow generated from operations, holding period and ultimate proceeds from disposition. In projecting the expected cash flows from operations of the asset, the estimates are based on future projected earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and deduct expected capital expenditure requirements. Growth assumptions are applied to project these amounts over the expected holding period of the asset. The growth assumptions are based on estimated inflationary increases in room rates and expenses and the demand for lodging at the properties, as impacted by local and national economic conditions and estimated or known future new hotel supply. The estimated proceeds from disposition are judgmentally determined based on a combination of anticipated cash flow in the year of disposition, capitalization rate, ratio of selling price to gross hotel revenues and selling price per room.

If actual conditions differ from the assumptions, the actual results of each asset's future operations and fair market value could be significantly different from the estimated results and value used in the analysis.

There were no properties held for sale as of December 31, 2003 and 2002, as defined within the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Boykin considers assets to be "held for sale" when they are under contract, significant non-refundable deposits have been made by the potential buyer and the assets are immediately available to be sold.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in banks plus short-term investments with an original maturity of three months or less.

Restricted Cash

Restricted cash consists of cash held in escrow reserves under the terms of the term notes payable discussed in Note 6 and deposits on the White Sand Villas condominium sales as discussed further below. The escrow reserves relate to the payment of capital expenditures, real estate taxes, interest and insurance as well as reserves relating to the financing of Boykin Chicago L.L.C.

Accounts Receivable

Accounts receivable, consisting primarily of recognition of revenue related to projects accounted for under the percentage of completion method and hotel guest receivables, is stated at fair value. Bad debt expense for the hotels owned as of December 31, 2003 was $113 and $743 for 2003 and 2002, respectively.

Inventories

Inventories consisting primarily of food and beverages and gift store merchandise are stated at the lower of first-in, first-out cost or market.

Deferred Financing Costs and Other, net

Included in deferred financing costs and other at December 31, 2003 and 2002 were the following:

	2003	2002
Financing costs	$5,290	$6,956
Franchise fees	471	459
	5,761	7,415
Accumulated amortization	(2,655)	(4,496)
	$3,106	$2,919

Deferred financing costs are being amortized using the straight-line method over the terms of the related financing agreements, including extension options where it is the intent of Boykin to exercise such options. In 2003, additional financing costs amounted to $2,339 and write offs due to repayments or maturities of underlying agreements amounted to $4,005. Additionally, financing costs for 2002 have been restated to reflect removal of costs related to the debt collateralized by the properties sold during 2003 of $283. Accumulated amortization at December 31, 2003 and 2002 was $2,435 and $4,308, respectively.

Deferred franchise fees are being amortized on a straight-line basis over the terms of the related franchise agreements. In 2003, additional franchise fees amounted to $35 with write offs of $23. Franchise fees for 2002 have been restated to reflect amounts related to properties sold during 2003 of $152. Accumulated amortization at December 31, 2003 and 2002 was $220 and $188, respectively.

Officers Life Insurance

Boykin maintains two life insurance policies on its Chairman and Chief Executive Officer which contain split dollar arrangements. The policies are recorded at the lesser of their cash surrender value or the premiums paid. Amounts recorded for the two policies totaled $478 and $352 as of December 31, 2003 and 2002 and are reflected in the consolidated balance sheets as other assets. As of December 31, 2003, there were loans against the cash surrender value of the policies related to the 2003 premiums totaling $121 which are reflected in the consolidated balance sheets as accounts payable and accrued expenses.

Deferred Compensation Plans

Boykin has non qualified deferred compensation programs which permit certain employees to annually elect (via individual contracts) to defer a portion of their compensation on a pre-tax basis. To assist in the funding of these programs, Boykin has purchased shares of mutual funds as directed by the participants, and placed them in rabbi trusts. The market value of the mutual fund shares included in other assets totaled $1,858 and $763 at December 31, 2003 and 2002, respectively.

Dividends

Boykin pays dividends on common shares which are dependent upon the receipt of distributions from the Partnership. The declaration of a common dividend and at what rate is subject to the discretion of Boykin's Board of Directors.

Dividends on the preferred shares (Note 7) are cumulative from the date of issue at the rate of 10 1/2% of the liquidation preference per year and are payable quarterly in arrears based upon authorization of the Board of Directors. Dividends will accrue whether or not Boykin has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared.

Revenue Recognition

Hotel Revenues

Hotel revenues, including room, food, beverage and other hotel revenues, are recognized as the related services are delivered. Ongoing credit evaluations are performed and an allowance for potential credit losses is provided against the portion of accounts receivable that is estimated to be uncollectible.

Lease Revenue

Boykin recognizes lease revenue for interim and annual reporting purposes on an accrual basis pursuant to the terms of the respective percentage leases once all terms have been satisfied and certain thresholds have been met. Boykin recognizes the revenue in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." The adoption of SAB No. 101 impacts the interim reporting of revenues related to Boykin's leases for properties not operated under the TRS structure, but has no impact on its interim cash flow or year-end results of operations.

Percentage of Completion

The revenue and expenses of condominium projects under construction are recognized on the percentage of completion method upon satisfaction of the following criteria: (a) construction is determined to be beyond a preliminary stage, (b) the buyer is not entitled to a refund except for nondelivery of the unit, (c) sufficient units are under binding contract to assure the entire property will not revert to rental property, (d) sales prices have been determined to be collectible, and (e) aggregate sales proceeds and costs can be reasonably estimated. In 2003, Boykin recognized revenue under percentage of completion accounting as the White Sand Villas project had satisfied the criteria outlined above. Percentage of completion accounting involves the use of estimates for the relation of revenues on sold units to total revenues of the project and for total cost of the project. The profit realized on the White Sand Villas could change if actual sales prices differ from current estimates and if estimated costs change due to a change in scope or scheduling of the project or other factors.

Condominium Units

White Sand Villas

During 2002, Boykin began construction of a new 92-unit tower at the Pink Shell Beach Resort. In order to prepare the site for construction of the tower, Boykin paid for the removal of cottages occupying the space. Depreciation of the cottages was accelerated through the period of disposal resulting in an additional $1,700 charge in 2002, recorded in accordance with the provisions of SFAS No. 144 as it relates to asset abandonment. The costs of removing the cottages and preparing the site for construction of the new building have been capitalized to the extent that total expected costs do not exceed the expected net realizable value for the project.

Deposits totaling $7,864 and $4,943 at December 31, 2003 and 2002, respectively, received for the purchase of units in the White Sand Villas are included in accounts payable and accrued expenses on the balance sheet. A portion of the deposits was available for use as payment of construction costs. The portion that is not available is reflected in restricted cash.

Boykin reported $32,173 in revenues and $21,629 in costs under the percentage of completion method of accounting for the year ended December 31, 2003.

The amount of costs in excess of the revenue recognized on the White Sand Villas project is $518 and is reflected in other assets within the consolidated balance sheet. The outstanding accounts receivable related to the recognition of revenue for the White Sand Villas units totaled $32,173 as of December 31, 2003.

Sanibel View Villas

During 2001, Boykin completed a $2,700 renovation of a 60-unit tower at the Pink Shell Beach Resort. These renovated studio units were sold as Sanibel View Villas Condominiums. The revenue related to the sale of the units is recorded upon closing of the sale. Through December 31, 2002, 40 of these units were sold, generating revenues of $8,715 and costs of $6,474. The depreciated cost basis of the unsold units as of December 31, 2002 of $2,895 is reflected in the consolidated balance sheets as other assets.

As of December 31, 2003, all of the 59 available units were sold. Revenues from condominium development and unit sales for 2003 include $4,710 of revenue related to the sale of 19 Sanibel View Villas condominium units. The revenue related to the sale of the units was recorded upon satisfaction of the following two criteria: (a) the profit is determinable and (b) the earnings process is virtually complete. These criteria are generally met at the closing of the sale. Costs of the Sanibel View unit sales totaled $3,016 during 2003.

All of the Sanibel View unit owners have contracted with the resort to allow their unused room nights to be rented out as hotel rooms. The related gross rental income generated by these units and the unit owned by Boykin is recorded by the resort and included in hotel revenues within the consolidated financial statements. Under the terms of the contract, a percentage of the gross rental income of each unit is to be remitted to the respective unit owner. For the years ended December 31, 2003 and 2002, $923 and $402 was remitted to third party unit owners and is included within property taxes, insurance and other in the consolidated financial statements.

Captiva Villas

During 2003, Boykin made the decision to move forward with the plans for the final phase of redevelopment of the Pink Shell Beach Resort; which includes the eventual demolition of two existing low-rise buildings and the construction of a new 43-unit building. Similar to the other projects at the resort, the units in the new building will be sold as condominiums with the prospect that the owners will put their unused room nights back to the resort by contract for use as hotel rooms. In conjunction with the pending demolition of the existing buildings, in accordance with the provisions of SFAS No. 144 as it relates to asset abandonment, depreciation on the existing buildings was accelerated, resulting in an additional $3,456 of depreciation in 2003. Through December 31, 2003, costs incurred in preparing for the construction totaled $554 and the original $900 basis in land which the new building will be constructed on are reflected in the consolidated balance sheets as other assets.

Property Insurance Recoveries

In 2003, Boykin disposed of certain assets due to environmental remediation activities. Insurance proceeds received in excess of the net book value of the disposed assets were $913 and are recorded within the gain (loss) on sale/disposal of assets within the consolidated financial statements.

Minority Interests

Minority interest in the Partnership represents the limited partners' proportionate share of the equity in the Partnership. Income is allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.

Minority interest in joint ventures represents the joint venture partners' proportionate share of the equity in the joint ventures. Income and losses are allocated to minority interest based on the joint venture partners' percentage ownership throughout the period and flow of cash distributions, subject to minimum returns to the Partnership, as defined in the joint venture agreements.

Income Taxes

Boykin qualifies as a REIT under Sections 856-860 of the Internal Revenue Code. As a REIT, Boykin generally will not be subject to federal corporate income tax on that portion of its net income that relates to non-TRS subsidiaries. Accordingly, no provision for income taxes has been reflected in the accompanying consolidated financial statements for the corporate level entities.

Upon the effective date of the establishment of Boykin's TRSs, Bellboy and Hunt Valley, the subsidiaries became subject to federal and state income taxes. Boykin's TRSs account for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." As of December 31, 2003, Boykin's TRSs have a deferred tax asset of $5,735, prior to any valuation allowance, related to the assumption of the retained deficit of Westboy as well as the net operating losses of the TRSs and their subsidiaries. Boykin's TRSs have recorded a 100% valuation allowance against this asset due to the uncertainty of realization of the deferred tax asset and therefore, no provision or benefit from income taxes is reflected in the accompanying consolidated statements of operations. As of December 31, 2003, the net operating loss carryforwards have remaining lives of 18 to 19 years.

Boykin's earnings and profits, as defined by federal income tax law, will determine the taxability of distributions to shareholders. Earnings and profits will differ from income reported for financial reporting purposes primarily due to the differences in the estimated useful lives and methods used to compute depreciation, differences in timing of certain revenue recognition, and differences in the timing of when certain expenses are deductible for tax purposes. For federal income tax purposes, dividends to shareholders applicable to 2003, 2002 and 2001 operating results represented the following allocations of ordinary taxable income, return of capital, and 20% capital gain:

Common Shares

Year	Ordinary Income	Return of Capital	20% Capital Gain	Total
2003	—	100.0%	—	100.0%
2002	90.8%	—	9.2%	100.0%
2001	49.1%	50.9%	—	100.0%

Preferred Shares

Year	Ordinary Income	Return of Capital	20% Capital Gain	Total
2003	92.9%	7.1%	—	100.0%
2002	90.8%	—	9.2%	100.0%

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the period whereas diluted earnings per share adjusts the weighted average shares outstanding for the effect of all dilutive securities. For the years ended December 31, 2003, 2002 and 2001, the weighted average basic and diluted common shares outstanding were as follows:

	Year Ended December 31,		
	2003	2002	2001
Basic	17,336,258	17,248,173	17,175,552
Effect of dilutive securities:			
Common stock options	18,332	51,523	49,859
Restricted share grants	115,062	83,063	55,117
Diluted	17,469,652	17,382,759	17,280,528

There are no adjustments to the reported amounts of income in computing diluted per share amounts.

Partnership Units/Minority Interests

A total of 2,718,256 limited partnership units (Note 7) were issued and outstanding at December 31, 2003 and 2002. The weighted average number of limited partnership units outstanding for each of the periods ended December 31, 2003 and 2002 was also 2,718,256.

Effective January 1, 2002, an additional 1,427,142 limited partnership units were issued as consideration for the acquisition of leasehold interests in conjunction with the TRS transactions discussed in Note 1.

Fair Value of Financial Instruments

Fair values are determined by using available market information and appropriate valuation methodologies. Boykin's principal financial instruments are cash, cash equivalents, restricted cash, accounts receivable, borrowings against the credit facility, the term notes payable and interest rate protection instruments.

Cash, cash equivalents, restricted cash and accounts receivable, due to their short maturities, are carried at amounts which reasonably approximate fair value. As borrowings against the credit facility (Note 5) and the construction loan (Note 6) bear interest at variable market rates, their carrying value approximates market value at December 31, 2003.

At December 31, 2003, the fair value of the $130,000 term note payable (Note 6) approximates carrying value as the interest rate associated with the note approximates market rates currently offered for debt with similar risk factors, terms and maturities.

At December 31, 2003, the fair value of the $91,125 remaining balance of the $108,000 term loan approximated $85,500 based upon the expected market rate spreads currently offered exceeding the interest rate spread on the loan.

Effective January 1, 2001, Boykin adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to carry all derivative instruments, including embedded derivatives, in the balance sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding it. For financial reporting purposes, the change in market value of the effective portion of an instrument defined as a cash flow hedge flows through the other comprehensive income component of equity. All other changes will flow through earnings.

The adoption of SFAS No. 133 resulted in Boykin recording an unrealized loss of $373, net of minority interest of $32, related to its previously existing interest rate cap, which is reflected as a cumulative effect of a change in accounting principle in Boykin's 2001 statement of operations. The initial cap matured in July 2003, at which time Boykin purchased interest rate protection on the remaining balance of the $108,000 term loan. Changes in the fair value of the interest rate cap are recorded through the statement of operations. The new interest rate cap is with a third party and had no value at December 31, 2003 based upon estimated market valuations.

In March 2001, Boykin entered into an interest rate swap, which fixed the overall interest rate at 7.32% on $83,000 of Boykin's $108,000 term note. The estimated fair market value of the swap as of December 31, 2002 is reflected as other comprehensive loss of $1,773 in shareholders' equity, with a corresponding liability in the accompanying consolidated balance sheet. In connection with the execution of this swap contract, Boykin wrote an option contract (reverse cap contract) with a notional balance of $83,000 and a LIBOR based strike price of 7.90%, obligating Boykin as the floating rate counterparty. This contract was with a third party and had no value at December 31, 2002. Changes in the contract's fair value are recorded through the statement of operations. The swap expired in July 2003, and Boykin did not renew the swap or purchase a replacement instrument.

Comprehensive Income

Comprehensive income is defined as changes in shareholders' equity from non-owner sources, which for Boykin consist of the difference between the cost basis and fair market value of its interest rate swap. For the years ended December 31, 2003, 2002 and 2001, the difference between net income (loss) and comprehensive income (loss) was due to the change in the market value of the swap.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The provisions of Statement 144 were effective for Boykin beginning in the fiscal year ended December 31, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 also requires that one accounting model be used for long-lived assets to be disposed of by sale. The Statement did not have a material effect on the financial condition or results of operations of Boykin for 2002; however, as Boykin disposed of hotel properties via sale in 2003, the properties' results of operations are retroactively disclosed separately as discontinued operations in Boykin's financial statements. Properties that were disposed of prior to the effective date of Statement 144 have not been separately disclosed as discontinued operations in historical financial statements.

In April 2002, the FASB issued SFAS No..145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Included in SFAS No. 145 is a requirement that all gains and losses related to extinguishments of debt (other than extinguishments of debt items meeting the criteria in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB Opinion 30")) not be treated as extraordinary items. The provisions of this statement were effective for Boykin on January 1, 2003. Any gains or losses on extinguishments of debt formerly classified as extraordinary and not meeting the criteria for extraordinary classification as defined in APB Opinion 30 were reclassified. Adoption of this statement did not have a material effect on the financial position or results of operations of Boykin for the periods presented.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. Interpretation No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. Interpretation No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. Boykin has adopted the disclosure requirements of Interpretation No. 45 for all guarantees entered into prior to January 1, 2003. There are no guarantees which require recognition under this Interpretation as of December 31, 2003.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure — an amendment of FASB Statement No. 123." Statement No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption did not have a material effect on the financial condition or results of operations of Boykin.

At December 31, 2003, Boykin has a Long-Term Incentive Plan, which is described more fully in Note 11. Boykin has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee share option plan. If Boykin had elected to recognize compensation costs for the LTIP based on the fair value at the grant dates for option awards consistent with the method prescribed by SFAS No. 123, reported amounts of net loss and loss per share would have been changed to the pro forma amounts indicated below.

	Year Ended December 31, 2003 Pro Forma	Year Ended December 31, 2002 Pro Forma	Year Ended December 31, 2001 Pro Forma
Net loss attributable to common shareholders	$(8,177)	$(1,480)	$(29,570)
Stock-based employee compensation expense	(126)	(151)	(151)
Pro forma net loss attributable to common shareholders	(8,303)	(1,631)	(29,721)
Pro forma net loss attributable to common shareholders per share:			
Basic	$ (0.48)	$ (0.09)	$ (1.73)
Diluted	$ (0.48)	$ (0.09)	$ (1.73)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by business enterprises of variable interest entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans or receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The objective of Interpretation No. 46 is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Interpretation No. 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation No. 46 apply immediately to variable interest entities created after January 31, 2003. In December 2003, the FASB issued a revised Interpretation which modifies and clarifies various aspects of the original Interpretation. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after December 15, 2003 for those entities which may be defined as special purpose entities. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Boykin does not believe that it has any unconsolidated variable interest entities as of December 31, 2003.

On April 30, 2003 the FASB issued Statement No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133 and it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and is to be applied prospectively. This statement has not had and is not expected to have a material impact on Boykin's financial position or results of operations.

In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The effective date of a portion of the Statement has been indefinitely postponed by the FASB. Boykin did not enter into new financial instruments subsequent to May 2003 which would fall within the scope of this statement. Boykin has identified a consolidated joint venture which has minority interest amounts totaling $210 at December 31, 2003 that appear to meet the criteria for liability recognition in accordance with paragraphs 9 and 10 under SFAS 150 due to the finite life of the joint venture arrangements. Accordingly, if and when the measurement and classification provisions of these paragraphs are adopted, Boykin may be required to reclassify the liquidation amounts of such minority interests to liabilities with the resulting income statement effect being classified as a cumulative effect of an accounting change and subsequent fluctuations in current liquidation amounts recorded through interest expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

3. Hotel Transactions

The following table summarizes Boykin's hotel acquisitions and dispositions in 2003, 2002 and 2001:

Hotel	Location	Acquisition/ Disposition Date	Number of Rooms	Purchase/ Sale Price	Percentage owned by Partnership	Manager
Acquisitions:						
Radisson Suite Beach Resort	Marco Island, FL	August 2003	233	$27,250	100%	BMC
Novotel Meadowlands*	Lyndhurst, NJ	July 2001	219*	$17,500	50%	Concord
Dispositions:						
Doubletree Spokane Valley	Spokane, WA	August 2003	237	$ 5,400	100%	Hilton
Springfield	Springfield, OR	July 2003	234	$ 6,500	100%	Hilton
Holiday Inn Lake Norman	Charlotte, NC	June 2003	119	$ 2,550	100%	BMC
Hampton Inn Lake Norman	Charlotte, NC	February 2003	117	$ 3,700	100%	BMC
Knoxville Hilton	Knoxville, TN	February 2003	317	$11,500	100%	BMC
Daytona Beach Radisson Resort	Daytona Beach, FL	January 2001	206	$12,500	100%	BMC

* In February 2002, a renovation of this hotel was completed resulting in eight additional rooms at the property and the hotel was rebranded as a Courtyard by Marriott.

The operating results of the Radisson Suite Beach Resort are included in the consolidated operating results of Boykin starting on the date of acquisition. The operating results of the Lyndhurst, New Jersey property are included in the consolidated operating results of Boykin as equity in income (loss) of unconsolidated joint ventures since the hotel was acquired through an unconsolidated joint venture.

4. Discontinued Operations

The provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" require that hotels sold or held for sale be treated as discontinued operations. Boykin considers assets to be "held for sale" when they are under contract, significant non-refundable deposits have been made by the potential buyer and the assets are immediately available to be sold.

During 2003, Boykin sold the Knoxville Hilton, the Hampton Inn Lake Norman, the Holiday Inn Lake Norman, a hotel in Springfield, Oregon and the Doubletree Spokane Valley for aggregate proceeds of $29,650. The net proceeds of the Knoxville Hilton, Hampton Inn Lake Norman and Holiday Inn Lake Norman were applied to the $108,000 term loan in connection with a release of the assets as security for the loan. Net proceeds from the sale of the Springfield hotel and the Doubletree Spokane Valley were used to pay off outstanding amounts on Boykin's previously existing credit facility as well as for general corporate purposes.

The assets and liabilities of the five properties as of December 31, 2002 and the results of operations of the properties through the sale date and for years ended December 31, 2002 and 2001, have been reclassified as discontinued operations in the accompanying financial statements. Interest expense and deferred loan costs have been attributed to the properties, as applicable, based upon the term loan amounts that were repaid with the proceeds of the sales.

The results of operations and the financial position related to the five properties sold were as follows:

	Year Ended December 31, 2003	2002	2001
Lease revenue from related party	$ —	$ —	$ 5,872
Hotel revenues	6,827	20,895	—
Hotel operating expenses	(6,401)	(16,478)	—
Management fees to related party	(45)	(366)	—
Management fees – other	(157)	(289)	—
Property taxes, insurance and other	(1,446)	(1,047)	(785)
Other expenses	(10)	(45)	(47)
Other income	—	129	202
Interest expense	(141)	(715)	(1,111)
Real estate related depreciation and amortization	(627)	(1,856)	(1,760)
Impairment of real estate	—	—	(6,102)
Amortization of deferred financing costs	(179)	(57)	(56)
Income (loss) from discontinued operations	$(2,179)	$ 171	$(3,787)

	December 31, 2002
Accounts receivable, net	$ 716
Inventories	135
Other assets	348
Deferred financing costs, net	228
Investment in hotel properties, net	28,006
Total assets	$29,433
Accounts payable and accrued expenses	$ 1,868
Accounts payable to related party	120
Term notes payable	16,875
Total liabilities	$18,863

5. Credit Facility

In October 2003, Boykin entered into a new secured, revolving credit facility with a financial institution which enables Boykin to borrow up to $78,000, subject to borrowing base and loan-to-value limitations. At December 31, 2003, Boykin had borrowed $71,945 from the new secured credit facility and used the proceeds to repay the $27,500 outstanding under Boykin's previous credit facility, $41,967 outstanding under the maturing $45,000 term loan (Note 6) and for other corporate purposes. The new facility has a term of three years and initially bears interest at a floating rate of LIBOR plus 3.75% (4.94% at December 31, 2003). Boykin is required to pay a fee of 0.375% on the unused portion of the credit facility. The new facility is secured by seven hotel properties with a carrying value of $90,518 at December 31, 2003.

The credit facility requires Boykin, among other things, to maintain a minimum net worth, a coverage ratio of EBITDA to debt service, a coverage ratio of EBITDA to debt service and fixed charges and a maximum leverage ratio. Further, Boykin is required to maintain the franchise agreement at each hotel and to maintain its REIT status. The terms of the agreement provide certain restrictions on common share dividends; however, Boykin is entitled to distribute sufficient dividends to maintain its REIT status. Boykin was in compliance with its covenants at December 31, 2003.

As of December 31, 2002, Boykin had a secured credit facility which enabled it to borrow up to $65,000 subject to borrowing base and loan-to-value limitations that was secured by seven hotel properties. The net proceeds from the October 2002 preferred stock offering (Note 7) were used to repay the outstanding balance on the credit facility, therefore; at December 31, 2002, there were no amounts outstanding on the facility.

6. Term Notes Payable

Red Lion Inns Operating L.P. ("OLP"), a wholly-owned subsidiary of the Partnership, has a $130,000 term loan agreement that expires in June 2023 and may be prepaid without penalty after May 21, 2008. The outstanding balance as of December 31, 2003 and 2002 was $122,597 and $124,860, respectively. The loan bears interest at a fixed rate of 6.9% until May 2008, and at a new fixed rate to be determined thereafter. The loan was secured by seven Doubletree hotels with a net carrying value of $209,123 at December 31, 2003 and ten Doubletree hotels with a net carrying value of $226,698 at December 31, 2002 and requires principal repayments based on a 25-year amortization schedule. Under covenants in the loan agreement, assets of OLP are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from OLP to Boykin. Likewise, the assets of other Boykin entities are not available to pay the creditors of OLP. The loan agreement also requires OLP to hold funds in escrow for the payment of capital expenditures, insurance and real estate taxes and requires OLP to maintain certain financial reporting requirements. OLP was in compliance with these requirements at December 31, 2003 and 2002.

Boykin Holding, LLC ("BHC"), a wholly-owned subsidiary of the Partnership, has a $108,000 term loan agreement. In connection with the sale of the Knoxville Hilton, the Hampton Inn Lake Norman and the Holiday Inn Lake Norman in 2003, the loan balance was reduced to $91,125. The loan had an initial maturity date of July 2003. Boykin exercised the first of two available one-year extension options extending the maturity date to July 2004. As of December 31, 2003, the loan was secured by six hotel properties with a net carrying value of $61,273. The net carrying value of the nine properties that secured the loan at December 31, 2002 was $74,136. The term loan bears interest at a rate that fluctuates at LIBOR plus 2.35% (3.47% at December 31, 2003). Under covenants in the loan agreement, assets of BHC are not available to pay the creditors of any other Boykin entity, except to the extent of permitted cash distributions from BHC to Boykin. Likewise, the assets of other entities are not available to pay the creditors of BHC. The loan agreement also requires BHC to hold funds in escrow for the payment of capital expenditures, insurance, interest and real estate taxes and requires BHC to maintain certain financial reporting requirements. BHC was in compliance with these requirements at December 31, 2003 and 2002.

In March 2001, the Partnership entered into an interest rate swap which fixed the overall interest rate at 7.32% on $83,000 of debt designated to BHC's $108,000 term note. The swap expired in July 2003, and Boykin did not renew the swap or purchase a replacement instrument. BHC also had interest rate protection on the remaining $25,000 original principal to cap the overall loan interest rate at no more than 10.25%. The initial cap matured in July 2003, at which time Boykin purchased interest rate protection on the entire outstanding balance of $91,125, to cap the interest rate at no more than 10.25% for a period of one year. The cap had no value at December 31, 2003.

Boykin previously had an outstanding term loan which had an original balance of $45,000 and was secured by three hotel properties. Boykin used a portion of the net proceeds from the preferred stock offering in October 2002 (Note 7) to reduce the outstanding loan balance to $41,967 as of December 31, 2002. The loan bore interest at a rate that fluctuated at LIBOR plus 2.0% to LIBOR plus 4.0%. In October 2003, Boykin used a portion of the proceeds from the new credit facility to repay the entire outstanding balance of $41,967.

In January 2003, White Sand Villas Development LLC, a wholly-owned subsidiary of Bellboy, closed on a $23,300 construction loan with a bank. The loan is due in 2005, bears interest at a rate that fluctuates at LIBOR plus 2.50% (3.67% at December 31, 2003) and requires principal payments based upon the closing of condominium sales. At December 31, 2003, $13,222 was outstanding on the loan.

As a part of normal business activities, Boykin issues letters of credit through major banking institutions as required by certain debt and insurance agreements. As of December 31, 2003, there were no letters of credit outstanding. As of December 31, 2002, letters of credit outstanding totaled $2,116. As of December 31, 2003, Boykin has not entered into any significant other off-balance sheet financing arrangements.

Maturities of long-term debt at December 31, 2003 were as follows:

2004	$93,527
2005	15,824
2006	2,788
2007	2,990
2008	3,204
2009 and thereafter	108,611
	$226,944

7. Description of Capital Shares

Common Shares

Holders of Boykin's common shares are entitled to receive dividends, as and if declared by the Board of Directors, out of funds legally available therefore. The holders of common shares, upon any liquidation, dissolution or winding-up of Boykin, are entitled to share ratably in any assets remaining after payment in full of all liabilities of Boykin and all preferences of the holders of any outstanding preferred shares. The common shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of common shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.

Preferred Shares

The Board of Directors is authorized to provide for the issuance of two classes of preferred shares, each in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights (other than voting rights) of each series and the qualifications, limitations or restrictions thereon. Because the Board of Directors has the power to establish the preferences and rights of each series of preferred shares, the Board of Directors may afford the holders of any series of preferred shares preferences, powers and rights senior to the rights of holders of common shares. The issuance of preferred shares could have the effect of delaying or preventing a change in control of Boykin. As a result of the preferred offering in October 2002 as discussed below, there were 181,000 preferred shares issued and outstanding at December 31, 2003 and 2002.

In October 2002, Boykin completed an underwritten public offering of 1,800,000 preferred depositary shares. Each depositary share represents a 1/10 interest in one share of Boykin's 10 1/2% Class A Cumulative Preferred Shares, Series 2002-A, and has a liquidation preference of $25 per share. Dividends on the depositary shares are payable quarterly, upon authorization by the Board of Directors, beginning on January 15, 2003 at an annual rate of $2.625 per depositary share and are senior to the common shares. The shares are listed and traded on the New York Stock Exchange. The shares do not have a stated maturity and are not subject to any sinking fund or mandatory redemption provisions. Net proceeds from the offering were used to repay the outstanding balance on the $65,000 credit facility (Note 5) and pay down $3,033 on the $45,000 term note (Note 6). An additional 10,000 depositary shares were later issued to cover over-allotments.

8. Limited Partnership Interests

Pursuant to the Partnership Agreement, the minority interest limited partners of the Partnership have exchange rights which enable them to cause the Partnership to pay cash for their interests in the Partnership or, at Boykin's election, to exchange common shares for such interests. The exchange rights may be exercised in whole or in part. The number of common shares issuable to the limited partners upon exercise of the exchange rights as of December 31, 2001 was 1,291,114. Effective January 1, 2002, in conjunction with the TRS transactions discussed in Note 1, an additional 1,427,142 limited partnership units were issued as consideration for the acquisition of leasehold interests in the hotels. As such, as of December 31, 2003 and 2002, there were 2,718,256 minority interest limited partnership units outstanding. The number of shares issuable upon exercise of the exchange rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the limited partners or the shareholders of Boykin.

Boykin owns a corresponding Series A Preferred equity interest in the Partnership that entitles it to income and distributions in amounts equal to the dividends payable on the Series A Preferred shares discussed in Note 7.

9. Joint Venture with AEW

In February 1999, Boykin formed a joint venture with AEW. Pursuant to the joint venture agreement, AEW has contributed $21,834 of equity capital into the joint venture. Boykin has contributed $7,278, has served as the operating partner of the joint venture for which it receives compensation from the joint venture, and has the right to receive incentive returns based on the performance of acquired assets. Because of the non-controlling nature of its ownership interest in the joint venture, Boykin accounts for its investment utilizing the equity method.

AEW has the option to acquire convertible preferred shares in exchange for its capital invested in the joint venture. If issued, the preferred shares would be convertible into common shares at $16.48 per common share and would have a minimum cumulative annual dividend equivalent to $1.88 per common share. As of December 31, 2003, AEW had the option to acquire preferred shares convertible into 1,324,849 common shares.

In August 1999, the Boykin/AEW venture partnered with a private investor, forming Boykin Chicago, L.L.C., in which Boykin/AEW has a 75% interest. Boykin Chicago, L.L.C. purchased Hotel 71, located in Chicago, Illinois for cash consideration of $48,000. The acquisition was accounted for as a purchase and was funded with proceeds from a $30,000 secured mortgage note with the remainder in cash from the partners. In September 2000, Boykin purchased the 25% interest in Boykin Chicago, L.L.C. from the private investor for $6,270, thereby increasing Boykin's total ownership interest in the hotel from 18.75% to 43.75%. A subsidiary of BMC leased the property pursuant to a long-term percentage lease agreement, which was terminated on June 30, 2001. Subsequently, a TRS of Boykin Chicago, L.L.C. entered into a management agreement with the subsidiary of BMC to manage the property.

10. Percentage Lease Agreements

Rent due under percentage leases is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenues varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents applicable to room and other hotel revenues are subject to annual adjustments based on increases in the United States Consumer Price Index ("CPI"). Percentage rent applicable to food and beverage revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. Percentage lease revenues related to hotels still owned as of December 31, 2003 were $1,958, $4,730 and $66,118 respectively, for the years ended December 31, 2003, 2002 and 2001, of which approximately $611, $1,082 and $11,016, respectively, was in excess of minimum rent. Effective January 1, 2002, the majority of Boykin's hotels were leased to consolidated subsidiaries under the TRS structure (Note 1).

The one percentage lease remaining for the property not operated under the TRS structure (Note 1) has a noncancelable remaining term of four years, subject to earlier termination on the occurrence of certain contingencies, as defined. Future minimum rentals (excluding future CPI increases) to be received by Boykin from this lease for each of the years in the period 2004 to 2007 are as follows:

2004	$1,373
2005	1,373
2006	1,373
2007	1,170
	$5,289

11. Share Compensation Plans

Boykin has a Long-Term Incentive Plan ("LTIP") which provides for the granting to officers and eligible employees of incentive or nonqualified share options, restricted shares, deferred shares, share purchase rights and share appreciation rights in tandem with options, or any combination thereof. Boykin has reserved 1,700,000 common shares for issuance under the LTIP.

Share Option Plan

The following summarizes information related to share option activity in 2003, 2002 and 2001:

	Number of Options	Weighted Average Per Share Exercise Price
Outstanding at January 1, 2001	419,139	$15.05
Options granted (officers and employees)	145,000	$ 7.62
Options granted (non-employee directors)	30,000	$7.295
Options exercised/forfeited/expired	—	—
Outstanding at December 31, 2001	594,139	$12.84
Options granted (officers and employees)	353,000	$ 8.30
Options exercised/forfeited/expired	(108,000)	$10.48
Outstanding at December 31, 2002	839,139	$11.24
Options granted	—	—
Options exercised/forfeited/expired	—	—
Outstanding at December 31, 2003	839,139	$11.24

Year	Options Granted	Weighted Average Fair Value of Options Granted	Exercisable Options: Options Outstanding	Exercisable Options: Weighted Average Per Share Exercise Price
2003	—	—	518,539	$12.87
2002	353,000	$1.05	422,405	$13.72
2001	145,000	$0.66	361,073	$14.75

As of December 31, 2003, information related to outstanding options was as follows:

	Total Options			Exercisable Options	
Range of Exercise Prices	Options Outstanding	Weighted Average Per Share Exercise Price	Weighted Average Remaining Contractual Life	Options Outstanding	Weighted Average Per Share Exercise Price
$7.295 - $ 8.40	479,000	$ 8.00	8.0 years	198,000	$ 7.61
$10.938 - $13.75	235,139	$12.36	5.5 years	195,539	$12.65
$20.00 - $25.626	125,000	$21.52	3.1 years	125,000	$21.52
	839,139	$11.24	6.6 years	518,539	$12.87

Options vest over various periods ranging from one to nine years from the date of grant. In addition, certain outstanding options are also subject to vesting based upon financial performance targets. The term of each option granted will not exceed ten years from date of grant, and the exercise price may not be less than 100% of the fair market value of Boykin's common shares on the grant date.

The fair value of employee share options used to compute the pro forma amounts of net income (loss) and basic earnings per share presented in Note 2 was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options Issued In: 2003	2002	2001
Dividend yield	—	10.00%	12.29%
Expected volatility	—	34.30%	35.94%
Risk-free interest rate	—	4.40%	5.40%
Expected holding period	—	5.0 years	8.0 years

Restricted Share Grant Plan

The following table summarizes Boykin's restricted share grant activity related to its officers, eligible employees and non-employee directors.

	2003	2002
Restricted shares outstanding – beginning of year	219,352	200,736
New share grants	132,000	99,170
Shares cancelled	(3,481)	(11,315)
Shares vested	(59,131)	(69,239)
Restricted shares outstanding – end of year	288,740	219,352

The restricted shares vest over various periods ranging from one to five years from the date of grant. The value of shares granted has been calculated based on the average of the high and low share price on the date of grant and is being amortized as compensation expense over the respective vesting periods. For the years ended December 31, 2003, 2002 and 2001, Boykin's compensation expense related to these restricted shares was $756, $992 and $589, respectively. As of December 31, 2003, the unearned compensation related to restricted share grants was $1,428 and has been classified as a component of shareholders' equity in the accompanying balance sheet.

12. Employee Benefit Plans

Boykin maintains two employee benefit plans, the Boykin Lodging Company Money Purchase Pension Plan and the Boykin Lodging Company Profit Sharing Plan. Both plans are defined contribution plans which were established to provide retirement benefits to eligible employees. Boykin's contributions to these plans for the years ended December 31, 2003, 2002 and 2001 totaled $290, $219 and $275, respectively.

13. Commitments

Portions of land related to six of the hotels owned by Boykin as of December 31, 2003 are subject to land leases which expire at various dates through 2068. All leases require minimum annual rentals, and one lease requires percentage rent based on hotel revenues. The other five leases are adjusted for increases in CPI every one to ten years. Rental expense charged to operations related to these leases for the years ended December 31, 2003, 2002 and 2001 was $897, $943 and $1,013, respectively for continuing operations. Rental expense charged to operations related to discontinued operations for the years ended December 31, 2003, 2002 and 2001 totaled $23, $44 and $44, respectively.

Boykin entered into a lease agreement which expires in January 2008 for the office space currently used by Boykin and BMC and its subsidiaries. Pursuant to a shared services and office space agreement, BMC reimburses Boykin for its proportionate share of the space used under the lease agreement. Boykin's expense charged to operations related to its proportionate share of the utilized space for the years ended December 31, 2003, 2002 and 2001 was $75, $64 and $61, respectively. Amounts reimbursed from BMC for the years ended December 31, 2003, 2002 and 2001 was $147, $119 and $113, respectively.

As a part of normal operations, Boykin has numerous operating leases related to the hotels in its portfolio or its corporate office. Additionally, as a part of ongoing capital improvement projects at the hotels and corporate offices, purchase obligations are often entered into.

Boykin's annual obligations to make future minimum payments under the land lease agreements (excluding future CPI increases), the office space lease, other operating leases and purchase obligations which are not required to be reflected in the balance sheet as of December 31, 2003 are as follows:

2004	$10,229
2005	1,436
2006	1,111
2007	962
2008	685
2009 and thereafter	23,718
	$38,141

In addition to the amounts disclosed above, as of December 31, 2003 Boykin has also entered into various franchise, management and other lease agreements that are contingent upon future results of operations of the hotels in its portfolio and provide for potential termination fees dependent upon the timing and method of termination of such agreements.

Upon purchasing the Doubletree Kansas City in 1997, Boykin assumed certain obligations related to a tax increment financing ("TIF"). The hotel is subject to a lease (the "Lease") with the City of Kansas City (the "City"), which provides for rent payments equal to the debt service related to the Taxable Lease Revenue Bonds (Municipal Auditorium and 13th and Wyandotte Hotel Redevelopment Projects), Series 1996 (the "Bonds"), issued by the Land Clearance for Redevelopment Authority of Kansas City, Missouri (the "Authority"), offset by incremental tax and parking revenues received by the City which are generated by the project, including real estate tax revenues and special assessements paid by the hotel and parking rental payments made by the hotel plus a credit enhancement fee. Revenues received by the City have, and are expected to continue to, fully offset rent payments which would otherwise be due pursuant to the Lease other than the credit enhancement fee. The present value of the fixed and determinable payments to be made pursuant to a special assessement, credit enhancement fees and a garage management agreement have been reflected as liabilities totaling $6,106 in Boykin's financial statements as of December 31, 2003 in accordance with the provisions of Emerging Issues Task Force 91-10, "Accounting for Special Assessments and Tax Increment Financing Entities." Boykin had previously accounted for the payments under these arrangements as period costs and the capitalization of these amounts at December 31, 2003 was not deemed material to prior periods and had no affect on income in 2003 or shareholders' equity at December 31, 2003.

The City and the Authority have the right, commencing in 2006 and upon no less than 12 months notice, to require Boykin Kansas City LLC, owner of the hotel and wholly-owned subsidiary of the Partnership, to purchase certain property (including the land under the hotel and parking areas) at a price based primarily on the redemption price of the Bonds (the "Purchase"). The balance on the Bonds as of December 31, 2003 was $14,470. Under certain circumstances, this Purchase may be delayed by Boykin Kansas City LLC for up to two years. In the event the City requires Boykin Kansas City LLC to complete the Purchase and redeem the Bonds, the City has indicated that it will continue to make the incremental tax revenues available to support a refinancing of the Bonds. The hotel serves as collateral for the Lease and certain other obligations of Boykin Kansas City LLC.

Boykin's joint venture partner in Shawan Road Hotel Limited Partnership has the right, subject to certain performance criteria, to sell one-half of its respective interests in this joint venture to Boykin at fair market value, with Boykin retaining the option to fund the purchase price with cash or through the issuance of common shares. As of December 31, 2003, Boykin's joint venture partner did not have the ability to exercise this right.

14. Related Party Transactions

The Chairman and Chief Executive Officer of Boykin is the majority shareholder of BMC. BMC and Westboy, previously a subsidiary of BMC, were significant sources of Boykin's percentage lease revenue through December 31, 2001, providing $54,371 of lease revenues during 2001. Boykin paid a $1,600 lease termination fee to BMC related to the sale of the Daytona hotel in January 2001.

As a result of the TRS transaction discussed in Note 1, Boykin acquired 16 subsidiaries of BMC whose primary assets were leasehold interests in 25 hotel properties owned by Boykin for consideration comprised of 1,427,142 limited partnership units valued at approximately $11,400 (based upon the average closing price of the common shares for the five-day period prior to the closing of the transaction), and the assumption of $1,600 of working capital liabilities in excess of assets relating to Westboy. In connection with these events, Boykin's Board of Directors established a special committee (the "Special Committee"), consisting only of independent directors, to evaluate and negotiate the transactions with BMC. In determining the amount of the consideration paid to BMC, the Special Committee considered, among other things, the expected profitability of the entities acquired offset by the expected costs of management fees and income taxes to be incurred by the TRS following the transaction.The Special Committee also took into account the benefits of expected operational efficiencies as well as the elimination of potential lease termination fees upon the sale of hotels. The Special Committee was advised by independent counsel and financial advisors. Boykin believes that the methodology used to determine the consideration paid to BMC was reasonable. At December 31, 2001, Boykin had recorded a receivable from BMC of $2,008 for the net working capital assets of the subsidiaries acquired. As of December 31, 2002, $6 of the receivable was outstanding and was collected in full during 2003.

Also in conjunction with the TRS transaction, effective January 1, 2002, BMC assumed management of 16 of the consolidated properties in which Boykin owned an interest. Additionally, during October 2002, BMC assumed management of the Doubletree Kansas City and the Pink Shell Beach Resort after Boykin terminated the previously existing management agreements with Interstate Hotels and Resorts ("Interstate"). During 2003, BMC assumed management of seven other hotels in conjunction with the Hilton Modification Agreement as discussed in Note 1 and assumed management of the Holiday Inn Minneapolis West after Boykin terminated the previously existing management agreement with Interstate. Management fees earned by BMC related to the continuing operations of these hotels during the years ended December 31, 2003 and 2002 totaled $4,746 and $3,973, respectively. Management fees earned by BMC related to discontinued operations totaled $45 and $366 for 2003 and 2002, respectively. An additional $12 was paid during 2003 for other services provided pursuant to the management agreements.

Prior to the TRS transactions, a wholly owned subsidiary of BMC managed the Radisson Hotel Mount Laurel pursuant to a management agreement. Boykin paid this subsidiary management fees of $200 in 2001.

The management agreements between Boykin and BMC were approved by the independent members of Boykin's Board of Directors.

As of December 31, 2003 and 2002, Boykin had related party payables to BMC related to continuing operations of $991 and $678, primarily related to management fees and reimbursements of expenses on behalf of the hotel properties. Payables to related parties as of December 31, 2002 pertaining to discontinued operations are disclosed in Note 4.

During the years ended December 31, 2003, 2002 and 2001, Boykin paid a wholly-owned subsidiary of BMC $630, $192 and $774, respectively, for design and project management services and for reimbursement of expenses related to capital improvements at its hotels. During 2001, a subsidiary of BMC sold a portion of its business to an unrelated third party. A portion of the sales price is payable contingent upon future revenues of the business, including revenues from Boykin. During 2003 and 2002, an additional $59 and $78 of sales proceeds was provided to BMC as a result of purchases made by Boykin. Fees paid to BMC and its subsidiaries for services which are not subject to management agreements are at market prices as determined by the independent members of the Board of Directors. The Board's market price determinations are based from time to time on market checks performed by management and outside consultants, comparative information provided by BMC and industry publications.

Boykin believes that the methodologies used for determining amounts to be paid to BMC and its subsidiaries for management and other services are reasonable.

15. Statements of Cash Flows, Supplemental Disclosures

As of December 31, 2003 and 2002, there were $1,188 and $4,747 of dividends and Partnership distributions which were declared but not paid.

Interest paid during the years ended December 31, 2003, 2002, and 2001 was $16,743, $20,240 and $22,178, respectively.

In 2003, Boykin recorded an obligation of $6,106 related to its interest in the hotel in Kansas City. The obligation represents additional purchase consideration and was therefore recorded as an addition to land and building and improvements.

16. Quarterly Operating Results (Unaudited)

Boykin's unaudited consolidated quarterly operating data for the years ended December 31, 2003 and 2002 follows. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. Quarterly operating results are not necessarily indicative of the results to be achieved in succeeding quarters or years.

	For the 2003 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$63,707	$69,332	$71,868	$64,255
Income (loss) attributable to common shareholders before discontinued operations	(3,013)	(370)	47	(3,644)
Discontinued operations, net of minority interest	287	(1,260)	(224)	—
Net loss attributable to common shareholders	(2,726)	(1,630)	(177)	(3,644)
Loss attributable to common shareholders before discontinued operations per share:				
Basic	(0.17)	(0.02)	0.00	(0.21)
Diluted	(0.17)	(0.02)	0.00	(0.21)
Net loss attributable to common shareholders per share:				
Basic	(0.16)	(0.09)	(0.01)	(0.21)
Diluted	(0.16)	(0.09)	(0.01)	(0.21)
Weighted average number of common shares outstanding (in thousands):				
Basic	17,317	17,339	17,344	17,344
Diluted	17,413	17,420	17,445	17,509

	For the 2002 Quarter Ended			
	March 31	June 30	September 30	December 31
Total revenues	$56,946	$63,342	$62,677	$62,544
Income (loss) attributable to common shareholders before discontinued operations	(1,580)	2,627	(122)	(2,550)
Discontinued operations, net of minority interest	(365)	271	210	29
Net income (loss) attributable to common shareholders	(1,945)	2,898	88	(2,521)
Income (loss) attributable to common shareholders before discontinued operations per share:				
Basic	(0.09)	0.15	(0.01)	(0.15)
Diluted	(0.09)	0.15	(0.01)	(0.15)
Net income (loss) attributable to common shareholders per share:				
Basic	(0.11)	0.17	0.01	(0.15)
Diluted	(0.11)	0.17	0.01	(0.15)
Weighted average number of common shares outstanding (in thousands):				
Basic	17,218	17,239	17,262	17,273
Diluted	17,294	17,379	17,385	17,396

17. Subsequent Events

On March 2, 2004, the City of Portland, through the Portland Development Commission ("PDC"), acquired the Doubletree Portland Downtown Hotel in Portland, Oregon, through its power of eminent domain. Boykin was informed that the property will be redeveloped for the purpose of student housing, academic, retail and conference uses for Portland State University. The PDC acquired the property for its fair market value of $19,700. Approximately $16,870 of the proceeds were applied to the outstanding balance of Boykin's $130,000 term loan, for which the property served as collateral. The remainder of the net proceeds was available for general corporate purposes. Additionally, Boykin sold the related furniture, fixtures and equipment contained within the property to Portland State University for $2,272. The proceeds from the sale of the related furniture, fixtures and equipment were deposited into the furniture, fixtures and equipment reserve fund of the $130,000 term loan. Boykin anticipates recording a gain on sale/disposal of assets of approximately $1,500 as a result of these transactions.

In compliance with the terms of the Modification Agreement, Hilton ceased management of Boykin's hotel in Yakima, Washington, in February 2004. Simultaneously, the hotel changed from a Doubletree to a Clarion. At that time, Boykin entered into an agreement with a regional management company to take over operations of the hotel. The new management agreement has an indefinite life but is cancelable by Boykin without penalty upon providing 30 days notice.

During February 2004, Boykin's hotel in Ft. Myers, Florida, which previously was a Radisson, was re-flagged as a Best Western.

Directors and Executive Team

Directors

Robert W. Boykin
Chairman of the Board
and Chief Executive Officer,
Boykin Lodging Company

Raymond P. Heitland
Retired Chief Financial Officer,
Boykin Lodging Company

Albert T. Adams
Partner, Baker & Hostetler LLP

Lee C. Howley, Jr.
Owner and President,
Howley & Company

William H. Schecter
President, National City Capital
Corporation

Ivan J. Winfield
Associate Professor,
Baldwin-Wallace College and
Retired Managing Partner,
Coopers & Lybrand L.L.P.
Northeast Ohio Practice

James B. Meathe
President and Chief
Operating Officer,
Palmer & Cay, Inc.

Executive Team

Robert W. Boykin
Chairman of the Board
and Chief Executive Officer

Richard C. Conti
President and
Chief Operating Officer

Shereen P. Jones
Executive Vice President,
Chief Financial and
Investment Officer

Russ C. Valentine
Senior Vice President,
Acquisitions

Andrew C. Alexander
Senior Vice President,
General Counsel

Julie L. Richter
Vice President and Controller

Corporate Information

Corporate Office

Boykin Lodging Company
45 W. Prospect Avenue, Suite 1500
Cleveland, Ohio 44115
Phone: 216-430-1200
Fax: 216-430-1201

Annual Shareholders' Meeting

May 20, 2004, at 10:00 a.m.
Cleveland Airport Marriott
Cleveland, Ohio

Share Listing

New York Stock Exchange Symbols:
Common: BOY
Preferred Depositary: BOY PrA

Independent Accountant

Deloitte & Touche LLP
Cleveland, Ohio

Legal Counsel

Baker & Hostetler LLP
Cleveland, Ohio

Transfer Agent and Registrar

National City Bank
Cleveland, Ohio

Form 10-K

Copies of any financial report or other information filed by Boykin Lodging Company with the SEC, including the 2003 Form 10-K, may be obtained without charge through our website or by writing or calling our corporate office listed at left. Just ask for investor relations.

Visit Our World Wide Website

Look for Boykin Lodging Company on the World Wide Web at **www.boykinlodging.com**.

Forward Looking Statements

This annual report contains statements that constitute "forward-looking statements" within the meaning of federal securities law, including statements concerning our intent, belief or current expectations or those of our directors or officers with respect to our outlook for 2004 and beyond; leasing, management or performance of the hotels; plans for expansion, conversion or renovation of the hotels; adequacy of reserves for renovation and refurbishment; financing plans; continued qualification as a REIT under applicable tax laws; policies regarding investments, acquisitions, dispositions, financings, conflicts of interest and other matters; national and international economic, political or market conditions; and trends affect our or any hotel's financial condition or results of operations.

You are cautioned that any such forward-looking statement is not a guarantee of future performance and involves risk and uncertainties, and that actual results may differ materially from those in the forward-looking statement as a result of various factors. These factors that could cause actual results to differ materially from our expectations include, among other factors, financial performance, real estate conditions, execution of hotel acquisition or disposition programs, change in local or national economic conditions and their impact on the occupancy of our hotels, war, terrorism, hurricanes, changes in interest rates, changes in the local or national supply and construction of new hotels, changes in profitability and margin and the financial condition of our operators and lessee, and other similar variables. The information contained in this annual report and in our periodic filings with the Securities and Exchange Commission also identify important factors that could cause such differences.

California

Doubletree Hotel & Executive Meeting Center Berkeley Marina
Berkeley, California
369 Rooms
510-548-7920

Doubletree Sacramento
Sacramento, California
448 Rooms
916-929-8855

Hampton Inn San Diego Airport/Sea World
San Diego, California
199 Rooms
619-299-6633

Colorado

Doubletree Colorado Springs
Colorado Springs, Colorado
299 Rooms
719-576-8900

Florida

Best Western Fort Myers Island Gateway Hotel
Ft. Myers, Florida
157 Rooms
239-466-1200

Melbourne Hilton Oceanfront
Melbourne, Florida
118 Rooms
407-777-5000

Melbourne Quality Suites
Melbourne, Florida
208 Rooms
407-723-4222

Pink Shell Beach Resort
Ft. Myers Beach, Florida
235 Rooms
941-463-6181

Radisson Suite Beach Resort Marco Island
Marco Island, Florida
233 Rooms
239-394-4100

Idaho

Doubletree Boise Riverside
Boise, Idaho
304 Rooms
208-343-1871

Illinois

Hotel 71
Chicago, Illinois
454 Rooms
312-346-7100

Indiana

French Lick Springs Resort & Spa
French Lick, Indiana
485 Rooms
812-936-9300

Maryland

Marriott's Hunt Valley Inn
Baltimore, Maryland
392 Rooms
410-785-7000

Michigan

Embassy Suites Southfield
Southfield, Michigan
239 Rooms
248-350-2000

Minnesota

Holiday Inn Minneapolis West
Minneapolis, Minnesota
196 Rooms
952-593-1918

Missouri

Doubletree Kansas City
Kansas City, Missouri
388 Rooms
816-474-6664

Nebraska

Doubletree Omaha Downtown
Omaha, Nebraska
414 Rooms
402-346-7600

New Jersey

Radisson Hotel Mt. Laurel
Mt. Laurel, New Jersey
283 Rooms
856-234-7300

Meadowlands-Lyndhurst Courtyard by Marriott
Lyndhurst, New Jersey
227 Rooms
201-896-6666

New York

Buffalo Marriott
Buffalo, New York
356 Rooms
716-689-6900

North Carolina

High Point Radisson
High Point, North Carolina
251 Rooms
336-889-8888

Holiday Inn Crabtree
Raleigh, North Carolina
176 Rooms
919-782-8600

Ohio

Cleveland Airport Marriott
Cleveland, Ohio
375 Rooms
216-252-5333

Columbus North Marriott
Columbus, Ohio
300 Rooms
614-885-1885

Oregon

Doubletree Portland Lloyd Center
Portland, Oregon
476 Rooms
503-281-6111

Texas

Doubletree San Antonio
San Antonio, Texas
290 Rooms
210-366-2424

Washington

Clarion Hotel & Conference Center
Yakima, Washington
208 Rooms
509-248-7850

Ramada Inn Bellevue Center
Bellevue, Washington
208 Rooms
425-455-1515

BOYKIN
LODGING COMPANY